Prospectus

Class A Shares
Class B Shares

This Prospectus describes the MFS Government Mortgage Fund. The primary investment objective of the fund is to provide a high level of current income. The fund's secondary objective is to protect shareholder's capital.

The Securities and Exchange Commission has not approved or disapproved the fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

MFS® GOVERNMENT MORTGAGE FUND

DECEMBER 1, 2000

TABLE OF CONTENTS

Page

ⓘ RISK RETURN SUMMARY

▶ Investment Objective

This fund's primary objective is to provide a high level of current income. The fund's secondary objective is to protect shareholders' capital. The fund's objectives may be changed without shareholder approval.

▶ Principal Investment Policies

The fund invests, under normal market conditions, at least 65% of its total assets in obligations issued or guaranteed by the Government National Mortgage Association (referred to as GNMA) and in obligations fully collateralized or otherwise fully secured by obligations issued or guaranteed by GNMA.

The fund may also invest in other fixed income securities that either are issued or guaranteed as to principal and interest by the U.S. government or its agencies, authorities or instrumentalities. These securities include:

- U.S. Treasury obligations which differ only in their interest rates, maturities and times of issuance; U.S. Treasury bills (maturity of one year or less); U.S. Treasury notes (maturities of one to 10 years); and U.S. Treasury bonds (generally maturities of greater than 10 years), each of which are backed by the full faith and credit of the U.S. government;

- obligations issued or guaranteed by U.S. government agencies, authorities or instrumentalities, some of which are:

  - ▶ backed by the full faith and credit of the U.S. Treasury;

  - ▶ supported by the right of the issuer to borrow from the U.S. government, for example, obligations of Federal Home Loan Banks;

  - ▶ backed only by the credit of the issuer itself, for example, obligations of the Student Loan Marketing Association; and

  - ▶ supported by the discretionary authority of the U.S. government to purchase the agency's obligations, for example, obligations of the Federal National Mortgage Association (no assurance can be given that the U.S. government will provide financial support to these entities because it is not obligated by law, in certain instances, to do so);

- mortgage and asset-backed securities, which represent interests in a pool of assets such as mortgage loans or other receivables.

In selecting fixed income investments for the fund, the fund's investment adviser, Massachusetts Financial Services Company (referred to as MFS or the adviser), considers the views of its large group of fixed income portfolio managers and research analysts. This group periodically assesses the three-month total return outlook for various segments of the fixed income markets. This three-month "horizon" outlook is used by the portfolio

manager(s) of MFS' fixed income oriented funds (including the fund) as a tool in making or adjusting a fund's asset allocations to various segments of the fixed income markets.

The fund may invest in mortgage dollar rolls. In a mortgage dollar roll, the fund sells a pool of mortgage-backed securities to a financial institution such as a bank, broker or dealer and simultaneously agrees to purchase a similar pool of securities from the institution at a later date at an agreed price. The fund earns money on a mortgage dollar roll from the difference between the sale price and the lower future purchase price. The fund will invest only in covered mortgage dollar rolls, meaning that the fund establishes a segregated account with liquid securities equal in value to the securities it will repurchase.

The fund has engaged and may engage in active and frequent trading to achieve its investment objectives.

▶ Principal Risks of an Investment

The principal risks of investing in the fund and the circumstances reasonably likely to cause the value of your investment in the fund to decline are described below. The share price of the fund generally changes daily based on market conditions and other factors. Please note that there are many circumstances which could cause the value of your investment in the fund to decline, and which could prevent the fund from achieving its objectives, that are not described here.

The principal risks of investing in the fund are:

- *U.S. Government Securities Risk:*

  - ► *Interest Rate Risk*: As with any fixed income security, the prices of U.S. government securities in the fund's portfolio will generally fall when interest rates rise. Conversely, when interest rates fall, the prices of fixed income securities (including U.S. government securities) in the fund's portfolio will generally rise.

  - ► *Maturity Risk:* Interest rate risk will generally affect the price of a fixed income security (including a U.S. government security) more if the security has a longer maturity. Fixed income securities with longer maturities will therefore be more volatile than other fixed income securities with shorter maturities. Conversely, fixed income securities (including U.S. government securities) with shorter maturities will be less volatile but generally provide lower returns than fixed income securities with longer maturities. The average maturity of the fund's fixed income investments will affect the volatility of the fund's share price.

- *Mortgage and Asset-Backed Securities Risk:*
  - ▶ *Maturity Risk:*
    - † *Mortgage-Backed Securities:* A mortgage-backed security will mature when all the mortgages in the pool mature or are prepaid. Therefore, mortgage-backed securities do not have a fixed maturity, and their expected maturities may vary when interest rates rise or fall.
      - ❖ When interest rates fall, homeowners are more likely to prepay their mortgage loans. An increased rate of prepayments on the fund's mortgage-backed securities will result in an unforeseen loss of interest income to the fund as the fund may be required to reinvest assets at a lower interest rate. Because prepayments increase when interest rates fall, the price of mortgage-backed securities does not increase as much as other fixed income securities when interest rates fall.
      - ❖ When interest rates rise, homeowners are less likely to prepay their mortgage loans. A decreased rate of prepayments lengthens the expected maturity of a mortgage-backed security. Therefore, the prices of mortgage-backed securities may decrease more than prices of other fixed income securities when interest rates rise.
    - † *Collateralized Mortgage Obligations:* The fund may invest in mortgage-backed securities called collateralized mortgage obligations (CMOs). CMOs are issued in separate classes with different stated maturities. As the mortgage pool experiences prepayments, the pool pays off investors in classes with shorter maturities first. By investing in CMOs, the fund may manage the prepayment risk of mortgage-backed securities. However, prepayments may cause the actual maturity of a CMO to be substantially shorter than its stated maturity.
    - † *Asset-Backed Securities:* Asset-backed securities have prepayment risks similar to mortgage-backed securities.
  - ▶ *Credit Risk:* As with any fixed income security, mortgage-backed securities are subject to the risk that the issuer will default on principal and interest payments. It may be difficult to enforce rights against the assets underlying mortgage-backed securities in the case of default. However, the U.S. government or its agencies will guarantee the payment of principal and interest on the mortgage-backed securities that the fund invests in.
- *Mortgage Dollar Rolls Risk:* In a mortgage dollar roll, the fund takes the risk that the market price of the mortgage-backed securities will drop below their future purchase price. The fund also takes the risk that the mortgage-backed securities that it repurchases at a later date will have less favorable market characteristics than the securities originally sold (*i.e.,* greater prepayment risk). When the fund uses a mortgage dollar roll, it is also subject to the risk that the other party to the agreement will not be able to perform.

- *Liquidity Risk:* The fixed income securities purchased by the fund may be traded in the over-the-counter market rather than on an organized exchange and are subject to liquidity risk. This means that they may be harder to purchase or sell at a fair price. The inability to purchase or sell these fixed income securities at a fair price could have a negative impact on the fund's performance.

- *Active or Frequent Trading Risk:* The fund has engaged and may engage in active and frequent trading to achieve its principal investment strategies. This may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies, which would increase your tax liability. Frequent trading also increases transaction costs, which could detract from the fund's performance.

- As with any mutual fund, you could lose money on your investment in the fund.

An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

▶ Bar Chart and Performance Table

The bar chart and performance table below are intended to indicate some of the risks of investing in the fund by showing changes in the fund's performance over time. The performance table also shows how the fund's performance over time compares with that of a broad measure of market performance. The chart and table provide past performance information. The fund's past performance does not necessarily indicate how the fund will perform in the future. The performance information in the chart and table is based upon calendar year periods, while the performance information presented under the caption "Financial Highlights" and in the fund's shareholder reports is based upon the fund's fiscal year. Therefore, these performance results differ.

Bar Chart

The bar chart shows changes in the annual total returns of the fund's class A shares for each calendar year for the past ten years. The chart and related notes do not take into account any sales charges (loads) that you may be required to pay upon purchase or redemption of the fund's shares, but do include the reinvestment of distributions. Any sales charge will reduce your return. The return of the fund's other classes of shares will differ from the class A returns shown in the bar chart, depending upon the expenses of those classes.



The total return for the nine month period ended September 30, 2000 was 6.90%. During the period shown in the bar chart, the highest quarterly return was 6.09% (for the calendar quarter ended December 31, 1990) and the lowest quarterly return was (2.60)% (for the calendar quarter ended March 31, 1990).

Performance Table

This table shows how the average annual total returns of each class of the fund compare to a broad measure of market performance and assumes the reinvestment of distributions.

Average Annual Total Returns as of December 31, 1999

	1 Year	5 Year	10 Year
Class A shares	(4.72)%	5.67%	5.55%
Class B shares	(4.39)%	5.63%	5.61%
Average GNMA Fund†	0.11%	7.02%	7.01%
Lehman Brothers Government/Mortgage Bond Index (the Lehman Index)*††	1.93%	8.08%	7.87%

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* The Lehman Brothers Government/Mortgage Bond Index (the Lehman Index) is an unmanaged index of U.S. Treasury, government-agency and mortgage-backed securities.

† Source: Lipper, Inc.

†† Source: Standard & Poor's Micropal, Inc.

Class A share performance takes into account the deduction of the 4.75% maximum sales charge. Class B share performance takes into account the deduction of the applicable contingent deferred sales charge (referred to as a CDSC), which declines over six years from 4% to 0%.

The fund commenced investment operations on January 9, 1986 with the offering of class A shares, and subsequently offered class B shares on September 7, 1993. Class B share performance includes the performance of the fund's class A shares for periods prior to the offering of class B shares. This blended class B share performance has been adjusted to take into account the CDSC applicable to class B shares, rather than the initial sales charge (load) applicable to class A shares. This blended performance has not been adjusted to take into account differences in class specific operating expenses. Because operating expenses of class B shares are higher than those of class A shares, this blended class B share performance is higher than the performance of class B shares would have been had class B shares been offered for the entire period. If you would like the fund's current yield, contact the MFS Service Center at the toll free number set forth on the back cover page.

▶ Expense Table

This table describes the fees and expenses that you may pay when you buy, redeem and hold shares of the fund.

Shareholder Fees (fees paid directly from your investment):

	Class A	Class B
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price). .	4.75%	0.00%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	See Below[1]	4.00%

Annual Fund Operating Expenses (expenses that are deducted from fund assets):

	Class A	Class B
Management Fees	0.45%	0.45%
Distribution and Service (12b-1) Fees[2]	0.25%	1.00%
Other Expenses	0.25%	0.25%
Total Annual Fund Operating Expenses	0.95%	1.70%
Fee Waiver[3]	(0.05)%	(0.05)%
Net Expenses[4]	0.90%	1.65%

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(1) An initial sales charge will not be deducted from your purchase if you buy $1 million or more of class A shares, or if you are investing through a retirement plan and your class A purchase meets certain requirements. However, in this case, a contingent deferred sales charge (referred to as a CDSC) of 1% may be deducted from your redemption proceeds if you redeem your investment within 12 months.

(2) The fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A and B shares and the services provided to you by your financial adviser (referred to as distribution and service fees). The class A distribution fee of 0.10% per annum is not currently in effect, and will be paid by the fund upon implementation by the board of trustees which oversees the fund.

(3) MFS has contractually agreed to waive 0.05% of the fund's management fee. This contractual arrangement will continue until at least December 1, 2001, unless modified with the consent of the board of trustees which oversees the fund.

(4) The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the fund's expenses). Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account, "Net Expenses" for class A would have been 0.87% and for class B would have been 1.62%.

▶ Example of Expenses

These examples are intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The examples assume that:

- You invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods;
- Your investment has a 5% return each year and dividends and other distributions are reinvested; and
- The fund's operating expenses remain the same, except that the fund's total operating expenses are assumed to be the fund's "Net Expenses" for the first year, and the fund's "Total Annual Fund Operating Expenses" for subsequent years (see table on previous Expense Summary page).

Although your actual costs may be higher or lower, under these assumptions your costs would be:

Share Class	Year 1	Year 3	Year 5	Year 10
Class A shares	$562	$759	$ 971	$1,582
Class B shares[1]				
Assuming redemption at end of period	$568	$831	$1,118	$1,805
Assuming no redemption	$168	$531	$ 918	$1,805

(1) Class B shares convert to class A shares approximately eight years after purchase; therefore, years nine and ten reflect class A expenses.

III   CERTAIN INVESTMENT STRATEGIES AND RISKS

▶ Further Information on Investment Strategies and Risks

The fund may invest in various types of securities and engage in various investment techniques and practices which are not the principal focus of the fund and therefore are not described in this Prospectus. The types of securities and investment techniques and practices in which the fund may engage, including the principal investment techniques and practices described above, are identified in Appendix A to this Prospectus, and are discussed, together with their risks, in the fund's Statement of Additional Information (referred to as the SAI), which you may obtain by contacting MFS Service Center, Inc. (see back cover for address and phone number).

▶ Temporary Defensive Policies

In addition, the fund may depart from its principal investment strategies by temporarily investing for defensive purposes when adverse market, economic or political conditions exist. While the fund invests defensively, it may not be able to pursue its investment objective. The fund's defensive investment position may not be effective in protecting its value.

IV   MANAGEMENT OF THE FUND

▶ Investment Adviser

Massachusetts Financial Services Company (referred to as MFS or the adviser) is the fund's investment adviser. MFS is America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924 and the founding of the first mutual fund, Massachusetts Investors Trust. Net assets under the management of the MFS organization were approximately $152.56 billion as of October 31, 2000. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

MFS provides investment management and related administrative services and facilities to the fund, including portfolio management and trade execution. For these services, the fund pays MFS an annual management fee of 0.45% of the fund's average daily net assets. MFS has contractually agreed to waive its right to receive a portion of this fee as described under "Expense Summary". For the fund's fiscal year ended July 31, 2000, MFS received management fees of 0.40% of the fund's average daily net assets.

▶ Portfolio Manager

D. Richard Smith, a Vice President of MFS, has been employed in the investment management area of MFS since 1993. Mr. Smith became the portfolio manager of the fund effective January, 1998 and has been employed as a portfolio manager by the adviser since 1993.

▶ Administrator

MFS provides the fund with certain financial, legal, compliance, shareholder communications and other administrative services. MFS is reimbursed by the fund for a portion of the costs it incurs in providing these services.

▶ Distributor

MFS Fund Distributors, Inc. (referred to as MFD), a wholly owned subsidiary of MFS, is the distributor of shares of the fund.

▶ Shareholder Servicing Agent

MFS Service Center, Inc. (referred to as MFSC), a wholly owned subsidiary of MFS, performs transfer agency and certain other services for the fund, for which it receives compensation from the fund.

V DESCRIPTION OF SHARE CLASSES

The fund offers class A and B shares through this prospectus. The fund also offers an additional class of shares, class I shares, exclusively to certain institutional investors. Class I shares are made available through a separate prospectus supplement provided to institutional investors eligible to purchase them.

▶ Sales Charges

You may be subject to an initial sales charge when you purchase, or a CDSC when you redeem, class A or B shares. These sales charges are described below. In certain circumstances, these sales charges are waived. These circumstances are described in the SAI. Special considerations concerning the calculation of the CDSC that apply to each of these classes of shares are described below under the heading "Calculation of CDSC."

If you purchase your fund shares through a financial adviser (such as a broker or bank), the adviser may receive commissions or other concessions which are paid from various sources, such as from the sales charges and distribution and service fees, or from MFS or MFD. These commissions and concessions are described in the SAI.

▶ Class A Shares

You may purchase class A shares at net asset value plus an initial sales charge (referred to as the offering price), but in some cases you may purchase class A shares without an initial sales charge but subject to a 1% CDSC upon redemption within one year. Class A shares have annual distribution and service fees up to a maximum of 0.35% of net assets annually.

Purchases Subject to an Initial Sales Charge. The amount of the initial sales charge you pay when you buy class A shares differs depending upon the amount you invest, as follows:

Amount of Purchase	Sales Charge* as Percentage of:	
	Offering Price	Net Amount Invested
Less than $100,000	4.75%	4.99%
$100,000 but less than $250,000	4.00	4.17
$250,000 but less than $500,000	2.95	3.04
$500,000 but less than $1,000,000	2.20	2.25
$1,000,000 or more	None**	None**

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* Because of rounding in the calculation of offering price, actual sales charges you pay may be more or less than those calculated using these percentages.

** A 1% CDSC will apply to such purchases, as discussed below.

Purchases Subject to a CDSC (but not an initial sales charge). You pay no initial sales charge when you invest $1 million or more in class A shares. However, a CDSC of 1% will be deducted from your redemption proceeds if you redeem within 12 months of your purchase.

In addition, purchases made under the following four categories are not subject to an initial sales charge. However, a CDSC of 1% will be deducted from redemption proceeds if the redemption is made within 12 months of purchase:

- Investments in class A shares by certain retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (referred to as ERISA), if, prior to July 1, 1996

    ▶ the plan had established an account with MFSC; and

    ▶ the sponsoring organization had demonstrated to the satisfaction of MFD that either;

        + the employer had at least 25 employees; or

        + the total purchases by the retirement plan of class A shares of the MFS Family of Funds (the MFS funds) would be in the amount of at least $250,000 within a reasonable period of time, as determined by MFD in its sole discretion.

- Investments in class A shares by certain retirement plans subject to ERISA, if

    ▶ the retirement plan and/or sponsoring organization participates in the MFS Corporate Plan Services 401(k) Program or any similar recordkeeping system made available by MFSC (referred to as the MFS participant recordkeeping system);

    ▶ the plan establishes an account with MFSC on or after July 1, 1996;

    ▶ the total purchases by the retirement plan (or by multiple plans maintained by the same plan sponsor) of class A shares of the MFS funds will be in the amount of at least $500,000 within a reasonable period of time, as determined by MFD in its sole discretion; and

- Investments in class A shares by certain retirement plans subject to ERISA, if

    ▶ the plan establishes an account with MFSC on or after July 1, 1996; and

    ▶ the plan has, at the time of purchase, either alone or in the aggregate with other plans maintained by the same plan sponsor, a market value of $500,000 or more invested in shares of any class or classes of the MFS funds.

    The retirement plans will qualify under this category only if the plans or their sponsoring organization informs MFSC prior to the purchases that the plans have a market value of $500,000 or more invested in shares of any class or classes of the MFS funds; MFSC has no obligation independently to determine whether such plans qualify under this category.

- Investments in class A shares by certain retirement plans subject to ERISA, if

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- ▶ the plan established an account with MFSC between July 1, 1997 and December 31, 1999;

- ▶ the plan records are maintained on a pooled basis by MFSC; and

- ▶ the sponsoring organization demonstrates to the satisfaction of MFD that, at the time of purchase, the employer has at least 200 eligible employees and the plan has aggregate assets of at least $2,000,000.

▶ Class B Shares

You may purchase class B shares at net asset value without an initial sales charge, but if you redeem your shares within the first six years you may be subject to a CDSC (declining from 4.00% during the first year to 0% after six years). Class B shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually.

The CDSC is imposed according to the following schedule:

Year of Redemption After Purchase	Contingent Deferred Sales Charge
First	4%
Second	4%
Third	3%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh and following	0%

If you hold class B shares for approximately eight years, they will convert to class A shares of the fund. All class B shares you purchased through the reinvestment of dividends and distributions will be held in a separate sub-account. Each time any class B shares in your account convert to class A shares, a proportionate number of the class B shares in the sub-account will also convert to class A shares.

▶ Calculation of CDSC

As discussed above, certain investments in class A and B shares will be subject to a CDSC. Three different aging schedules apply to the calculation of the CDSC:

- Purchases of class A shares made on any day during a calendar month will age one month on the last day of the month, and each subsequent month.

- Purchases of class B shares on or after January 1, 1993, made on any day during a calendar month will age one year at the close of business on the last day of that month in the following calendar year, and each subsequent year.

- Purchases of class B shares prior to January 1, 1993 made on any day during a calendar year will age one year at the close of business on December 31 of that year, and each subsequent year.

No CDSC is assessed on the value of your account represented by appreciation or additional shares acquired through the automatic reinvestment of dividends or capital gain distributions. Therefore, when you redeem your shares, only the value of the shares in excess of these amounts (i.e., your direct investment) is subject to a CDSC.

The CDSC will be applied in a manner that results in the CDSC being imposed at the lowest possible rate, which means that the CDSC will be applied against the lesser of your direct investment or the total cost of your shares. The applicability of a CDSC will not be affected by exchanges or transfers of registration, except as described in the SAI.

▶ Distribution and Service Fees

The fund has adopted a plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A and B shares and the services provided to you by your financial adviser. These annual distribution and service fees may equal up to 0.35% for class A shares (a 0.10% distribution fee and a 0.25% service fee) and 1.00% for class B shares (a 0.75% distribution fee and a 0.25% service fee), and are paid out of the assets of these classes. Over time, these fees will increase the cost of your shares and may cost you more than paying other types of sales charges. The 0.10% per annum class A distribution fee is currently not being imposed and will be paid by the fund when the trustees of the fund approve the fee.

VI   HOW TO PURCHASE, EXCHANGE AND REDEEM SHARES

You may purchase, exchange and redeem class A and B shares of the fund in the manner described below. In addition, you may be eligible to participate in certain investor services and programs to purchase, exchange and redeem these classes of shares, which are described in the next section under the caption "Investor Services and Programs."

▶ How to Purchase Shares

Initial Purchase. You can establish an account by having your financial adviser process your purchase. The minimum initial investment is $1,000. However, in the following circumstances the minimum initial investment is only $50 per account:

- if you establish an automatic investment plan;

- if you establish an automatic exchange plan; or

- if you establish an account under either:

    - ▶ tax-deferred retirement programs (other than IRAs) where investments are made by means of group remittal statements; or

    - ▶ employer sponsored investment programs.

The minimum initial investment for IRAs is $250 per account.

Adding to Your Account. There are several easy ways you can make additional investments of at least $50 to your account:

- send a check with the returnable portion of your statement;

- ask your financial adviser to purchase shares on your behalf;

- wire additional investments through your bank (call MFSC first for instructions); or

- authorize transfers by phone between your bank account and your MFS account (the maximum purchase amount for this method is $100,000). You must elect this privilege on your account application if you wish to use it.

▶ How to Exchange Shares

You can exchange your shares for shares of the same class of certain other MFS funds at net asset value by having your financial adviser process your exchange request or by contacting MFSC directly. The minimum exchange amount is generally $1,000 ($50 for exchanges made under the automatic exchange plan). Shares otherwise subject to a CDSC will not be charged a CDSC in an exchange. However, when you redeem the shares acquired through the exchange, the shares you redeem may be subject to a CDSC, depending upon when you originally purchased the shares you exchanged. For purposes of computing the CDSC, the length of time you have owned your shares will be measured from the date of original purchase and will not be affected by any exchange.

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Sales charges may apply to exchanges made from the MFS money market funds. Certain qualified retirement plans may make exchanges between the MFS funds and the MFS Fixed Fund, a bank collective investment fund, and sales charges may also apply to these exchanges. Call MFSC for information concerning these sales charges.

Exchanges may be subject to certain limitations and are subject to the MFS funds' policies concerning excessive trading practices, which are policies designed to protect the fund and their shareholders from the harmful effect of frequent exchanges. These limitations and policies are described below under the captions "Right to Reject or Restrict Purchase and Exchange Orders" and "Excessive Trading Practices." You should read the prospectus of the MFS fund into which you are exchanging and consider the differences in objectives, policies and rules before making any exchange.

▶ How to Redeem Shares

You may redeem your shares either by having your financial adviser process your redemption or by contacting MFSC directly. The fund sends out your redemption proceeds within seven days after your request is received in good order. "Good order" generally means that the stock power, written request for redemption, letter of instruction or certificate must be endorsed by the record owner(s) exactly as the shares are registered. In addition, you need to have your signature guaranteed and/or submit additional documentation to redeem your shares. See "Signature Guarantee/Additional Documentation" below, or contact MFSC for details (see back cover page for address and phone number).

Under unusual circumstances such as when the New York Stock Exchange is closed, trading on the Exchange is restricted or if there is an emergency, the fund may suspend redemptions or postpone payment. If you purchased the shares you are redeeming by check, the fund may delay the payment of the redemption proceeds until the check has cleared which may take up to 15 days from the purchase date.

Redeeming Directly Through MFSC

- **By telephone.** You can call MFSC to have shares redeemed from your account and the proceeds wired or mailed (depending on the amount redeemed) directly to a predesignated bank account. MFSC will request personal or other information from you and will generally record the calls. MFSC will be responsible for losses that result from unauthorized telephone transactions if it does not follow reasonable procedures designed to verify your identity. You must elect this privilege on your account application if you wish to use it.

- **By mail.** To redeem shares by mail, you can send a letter to MFSC with the name of your fund, your account number, and the number of shares or dollar amount to be sold.

Redeeming Through Your Financial Adviser. You can call your financial adviser to process a redemption on your behalf. Your financial adviser will be responsible for furnishing all necessary documents to MFSC and may charge you for this service.

Signature Guarantee/Additional Documentation. In order to protect against fraud, the fund requires that your signature be guaranteed in order to redeem your shares. Your signature may be guaranteed by an eligible bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency, or savings association. MFSC may require additional documentation for certain types of registrations and transactions. Signature guarantees and this additional documentation shall be accepted in accordance with policies established by MFSC, and MFSC may make certain de minimis exceptions to these requirements.

▶ Other Considerations

Right to Reject or Restrict Purchase and Exchange Orders. Purchases and exchanges should be made for investment purposes only. The MFS funds each reserve the right to reject or restrict any specific purchase or exchange request. Because an exchange request involves both a request to redeem shares of one fund and to purchase shares of another fund, the MFS funds consider the underlying redemption and purchase requests conditioned upon the acceptance of each of these underlying requests. Therefore, in the event that the MFS funds reject an exchange request, neither the redemption nor the purchase side of the exchange will be processed. When a fund determines that the level of exchanges on any day may be harmful to its remaining shareholders, the fund may delay the payment of exchange proceeds for up to seven days to permit cash to be raised through the orderly liquidation of its portfolio securities to pay the redemption proceeds. In this case, the purchase side of the exchange will be delayed until the exchange proceeds are paid by the redeeming fund.

Excessive Trading Practices. The MFS funds do not permit market-timing or other excessive trading practices. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. To minimize harm to the MFS funds and their shareholders, the MFS funds will exercise these rights if an investor has a history of excessive trading or if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.

Reinstatement Privilege. After you have redeemed shares, you have a one-time right to reinvest the proceeds within 90 days of the redemption at the current net asset value (without an initial sales charge).

For shareholders who exercise this privilege after redeeming class A or class C shares, if the redemption involved a CDSC, your account will be credited with the appropriate amount of the CDSC you paid; however, your new shares will still be subject to a CDSC for up to one year from the date you originally purchased the shares redeemed.

Until December 31, 2001, shareholders who redeem class B shares and then exercise their 90-day reinstatement privilege may reinvest their redemption proceeds either in

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- class B shares, in which case any applicable CDSC you paid on the redemption will be credited to our account, and your new shares will be subject to a CDSC which will be determined from the date you originally purchased the shares redeemed, or

- class A shares, in which case the class A shares purchased will not be subject to a CDSC, but if you paid a CDSC when you redeemed your class B shares, your account will not be credited with the CDSC you paid.

After December 31, 2001, shareholders who exercise their 90-day reinstatement privilege after redeeming class B shares may reinvest their redemption proceeds only in class A shares as described as the second option above.

In-kind Distributions. The MFS funds have reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities (rather than cash). In the event that the fund makes an in-kind distribution, you could incur the brokerage and transaction charges when converting the securities to cash. The fund does not expect to make in-kind distributions, and if it does, the fund will pay, during any 90-day period, your redemption proceeds in cash up to either $250,000 or 1% of the fund's net assets, whichever is less.

Involuntary Redemptions/Small Accounts. Because it is costly to maintain small accounts, the MFS funds have generally reserved the right to automatically redeem shares and close your account when it contains less than $500 due to your redemptions or exchanges. Before making this automatic redemption, you will be notified and given 60 days to make additional investments to avoid having your shares redeemed.

As a shareholder of the fund, you have available to you a number of services and investment programs. Some of these services and programs may not be available to you if your shares are held in the name of your financial adviser or if your investment in the fund is made through a retirement plan.

▶ Distribution Options

The following distribution options are generally available to all accounts and you may change your distribution option as often as you desire by notifying MFSC:

- Dividend and capital gain distributions reinvested in additional shares *(this option will be assigned if no other option is specified);*

- Dividend distributions in cash; capital gain distributions reinvested in additional shares; or

- Dividend and capital gain distributions in cash.

Reinvestments (net of any tax withholding) will be made in additional full and fractional shares of the same class of shares at the net asset value as of the close of business on the record date. Distributions in amounts less than $10 will automatically be reinvested in additional shares of the fund. If you have elected to receive distributions in cash, and the postal or other delivery service is unable to deliver checks to your address of record, or you do not respond to mailings from MFSC with regard to uncashed distribution checks, your distribution option will automatically be converted to having all distributions reinvested in additional shares. Your request to change a distribution option must be received by MFSC by the distribution record date for a distribution in order to be effective for that distribution. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

▶ Purchase and Redemption Programs

For your convenience, the following purchase and redemption programs are made available to you with respect to class A and B shares, without extra charge:

Automatic Investment Plan. You can make cash investments of $50 or more through your checking account or savings account on any day of the month. If you do not specify a date, the investment will automatically occur on the first business day of the month.

Automatic Exchange Plan. If you have an account balance of at least $5,000 in any MFS fund, you may participate in the automatic exchange plan, a dollar-cost averaging program. This plan permits you to make automatic monthly or quarterly exchanges from your account in an MFS fund for shares of the same class of shares of other MFS funds. You may make exchanges of at least $50 to up to six different funds under this plan. Exchanges will generally be made at net asset value without any sales charges. If you exchange shares out of the MFS Money Market Fund or MFS Government Money Market Fund, or if you exchange class A shares out of the MFS Cash Reserve Fund, into class

A shares of any other MFS fund, you will pay the initial sales charge if you have not already paid this charge on these shares.

Reinvest Without a Sales Charge. You can reinvest dividend and capital gain distributions into your account without a sales charge to add to your investment easily and automatically.

Distribution Investment Program. You may purchase shares of any MFS fund without paying an initial sales charge or a CDSC upon redemption by automatically reinvesting a minimum of $50 of dividend and capital gain distributions from the same class of another MFS fund.

Letter of Intent (LOI). If you intend to invest $100,000 or more in the MFS funds (including the MFS Fixed Fund) within 13 months, you may buy class A shares of the funds at the reduced sales charge as though the total amount were invested in class A shares in one lump sum. If you intend to invest $1 million or more under this program, the time period is extended to 36 months. If the intended purchases are not completed within the time period, shares will automatically be redeemed from a special escrow account established with a portion of your investment at the time of purchase to cover the higher sales charge you would have paid had you not purchased your shares through this program.

Right of Accumulation. You will qualify for a lower sales charge on your purchases of class A shares when your new investment in class A shares, together with the current (offering price) value of all your holdings in the MFS funds (including the MFS Fixed Fund), reaches a reduced sales charge level.

Systematic Withdrawal Plan. You may elect to automatically receive (or designate someone else to receive) regular periodic payments of at least $100. Each payment under this systematic withdrawal is funded through the redemption of your fund shares. For class B shares, you can receive up to 10% (15% for certain IRA distributions) of the value of your account through these payments in any one year (measured at the time you establish this plan). You will incur no CDSC on class B shares redeemed under this plan. For class A shares, there is no similar percentage limitation; however, you may incur the CDSC (if applicable) when class A shares are redeemed under this plan.

Free Checkwriting. You may redeem your class A shares by writing checks against your account. Checks must be for at least $500 and investments made by check must have been in your account for at least 15 days before you can write checks against them. There is no charge for this service. To authorize your account for checkwriting, contact MFSC (see back cover page for address and phone number).

Shares in your account equal in value to the amount of the check plus the applicable CDSC (if any) and any income tax required to be withheld (if any) are redeemed to cover the amount of the check. If your account value is not great enough to cover these amounts, your check will be dishonored.

▶ **Pricing of Fund Shares**

The price of each class of the fund's shares is based on its net asset value. The net asset value of each class of shares is determined at the close of regular trading each day that the New York Stock Exchange is open for trading (generally, 4:00 p.m., Eastern time) (referred to as the valuation time). The New York Stock Exchange is closed on most national holidays and Good Friday. To determine net asset value, the fund values its assets at current market values, or at fair value as determined by the adviser under the direction of the Board of Trustees that oversees the fund if current market values are unavailable. Fair value pricing may be used by the fund when current market values are unavailable or when an event occurs after the close of the exchange on which the fund's portfolio securities are principally traded that is likely to have changed the value of the securities. The use of fair value pricing by the fund may cause the net asset value of its shares to differ significantly from the net asset value that would be calculated using current market values.

You will receive the net asset value next calculated, after the deduction of applicable sales charges and any required tax withholding, if your order is complete (has all required information) and MFSC receives your order by:

- the valuation time, if placed directly by you (not through a financial adviser such as a broker or bank) to MFSC; or

- MFSC's close of business, if placed through a financial adviser, so long as the financial adviser (or its authorized designee) received your order by the valuation time.

▶ **Distributions**

The fund intends to pay substantially all of its net income (excluding any realized net capital gains) to shareholders as dividends at least monthly. Any realized net capital gains are distributed at least annually.

▶ **Tax Considerations**

The following discussion is very general. You are urged to consult your tax adviser regarding the effect that an investment in the fund may have on your particular tax situation.

Taxability of Distributions. As long as the fund qualifies for treatment as a regulated investment company (which it has in the past and intends to do in the future), it pays no federal income tax on the earnings it distributes to shareholders.

You will normally have to pay federal income taxes, and any state or local taxes, on the distributions you receive from the fund, whether you take the distributions in cash or reinvest them in additional shares. Distributions designated as capital gain dividends are taxable as long-term capital gains. Other distributions are generally taxable as ordinary income. Distributions derived from interest on U.S. government securities (but not

distributions of gain from the sale of such securities) may be exempt from state and local taxes. Some dividends paid in January may be taxable as if they had been paid the previous December.

The Form 1099 that is mailed to you every January details your distributions and how they are treated for federal tax purposes.

Fund distributions will reduce the fund's net asset value per share. Therefore, if you buy shares shortly before the record date of a distribution, you may pay the full price for the shares and then effectively receive a portion of the purchase price back as a taxable distribution.

If you are neither a citizen nor a resident of the U.S., the fund will withhold U.S. federal income tax at the rate of 30% on taxable dividends and other payments that are subject to such withholding. You may be able to arrange for a lower withholding rate under an applicable tax treaty if you supply the appropriate documentation required by the fund. The fund is also required in certain circumstances to apply backup withholding at the rate of 31% on taxable dividends and redemption proceeds paid to any shareholder (including a shareholder who is neither a citizen nor a resident of the U.S.) who does not furnish to the fund certain information and certifications or who is otherwise subject to backup withholding. Backup withholding will not, however, be applied to payments that have been subject to 30% withholding. Prospective investors should read the fund's Account Application for additional information regarding backup withholding of federal income tax.

Taxability of Transactions. When you redeem, sell or exchange shares, it is generally considered a taxable event for you. Depending on the purchase price and the sale price of the shares you redeem, sell or exchange, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transaction.

▶ Unique Nature of Fund

MFS may serve as the investment adviser to other funds which have similar investment goals and principal investment policies and risks to the fund, and which may be managed by the fund's portfolio manager(s). While the fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between the funds, including differences in sales charges, expense ratios and cash flows.

▶ Provision of Annual and Semiannual Reports and Prospectuses

The fund produces financial reports every six months and updates its prospectus annually. To avoid sending duplicate copies of materials to households, only one copy of the fund's annual and semiannual report and prospectus will be mailed to shareholders having the same residential address on the fund's records. However, any shareholder may contact MFSC (see back cover for address and phone number) to request that copies of these reports and prospectuses be sent personally to that shareholder.

IX FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the fund's financial performance for the past 5 years. Certain information reflects financial results for a single fund share. The total returns in the table represent the rate by which an investor would have earned (or lost) on an investment in the fund (assuming reinvestment of all distributions). This information has been audited by the fund's independent auditors, whose report, together with the fund's financial statements, are included in the fund's Annual Report to shareholders. The fund's Annual Report is available upon request by contacting MFSC (see back cover for address and telephone number). These financial statements are incorporated by reference into the SAI. The fund's independent auditors are Deloitte & Touche LLP.

Class A Shares

	Year Ended July 31,				
	2000	**1999**	**1998**	**1997**	**1996**
Per share data (for a share outstanding throughout each period):					
Net asset value — beginning of period .	$ 6.39	$ 6.69	$ 6.72	$ 6.53	$ 6.65
Income from investment operations# —					
Net investment income§	$ 0.40	$ 0.39	$ 0.43	$ 0.44	$ 0.45
Net realized and unrealized gain (loss)					
on investments	(0.03)	(0.30)	(0.03)	0.18	(0.14)
Total from investment operations . .	$ 0.37	$ 0.09	$ 0.40	$ 0.62	$ 0.31
Less distributions declared to shareholders —					
From net investment income	$(0.39)	$(0.38)	$(0.41)	$(0.42)	$(0.42)
From net realized gain on investments . .	—	—	(0.02)	—	—
From paid-in capital	—	(0.01)	—	(0.01)	(0.01)
Total distributions declared to					
shareholders	$(0.39)	$(0.39)	$(0.43)	$(0.43)	$(0.43)
Net asset value — end of period	$ 6.37	$ 6.39	$ 6.69	$ 6.72	$ 6.53
Total return‡	6.09%	1.31%	6.17%	9.90%	4.76%
Ratios (to average net assets)/ Supplemental data§:					
Expenses##	0.90%	0.93%	0.97%	1.09%	1.16%
Net investment income	6.34%	5.86%	6.43%	6.75%	6.75%
Portfolio turnover	65%	177%	72%	33%	25%
Net assets at end of period (000,000 omitted)	$ 543	$ 597	$ 657	$ 653	$ 541

---

§ The investment adviser voluntarily waived a portion of its fee for the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$0.40	$0.39	—	—	—
Ratios (to average net assets):					
Expenses##	0.95%	0.97%	—	—	—
Net investment income	6.29%	5.82%	—	—	—

  # Per share data are based on average shares outstanding.

Ratios do not reflect expense reductions from certain expense offset arrangements.

 ‡ Total returns for class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

Class B Shares

	Year Ended July 31,				
	2000	**1999**	**1998**	**1997**	**1996**
Per share data (for a share outstanding throughout each period):					
Net asset value — beginning of period .	$ 6.40	$ 6.70	$ 6.72	$ 6.53	$ 6.65
Income from investment operations# —					
Net investment income§	$ 0.36	$ 0.34	$ 0.38	$ 0.40	$ 0.40
Net realized and unrealized gain (loss)					
on investments	(0.04)	(0.30)	(0.03)	0.17	(0.13)
Total from investment operations . .	$ 0.32	$ 0.04	$ 0.35	$ 0.57	$ 0.27
Less distributions declared to shareholders —					
From net investment income	$(0.34)	$(0.33)	$(0.35)	$(0.37)	$(0.38)
From net realized gain on investments . .	—	—	(0.02)	—	—
From paid-in capital	—	(0.01)	—	(0.01)	(0.01)
Total distributions declared to					
shareholders	$(0.34)	$(0.34)	$(0.37)	$(0.38)	$(0.39)
Net asset value — end of period	$ 6.38	$ 6.40	$ 6.70	$ 6.72	$ 6.53
Total return	5.24%	0.49%	5.40%	9.09%	3.98%
Ratios (to average net assets)/					
** Supplemental data§:**					
Expenses##	1.65%	1.68%	1.72%	1.78%	1.87%
Net investment income	5.55%	5.11%	5.67%	6.02%	6.01%
Portfolio turnover	65%	177%	72%	33%	25%
Net assets at end of period					
** (000,000 omitted)**	$ 61	$ 94	$ 155	$ 286	$ 553

---

§ The investment adviser voluntarily waived a portion of its fee for the period indicated. If this fee had
been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$0.35	$0.34	—	—	—
Ratios (to average net assets):					
Expenses##	1.70%	1.72%	—	—	—
Net investment income	5.50%	5.07%	—	—	—

  # Per share data are based on average shares outstanding.

Ratios do not reflect expense reductions from certain expense offset arrangements.

Appendix A

▶ Investment Techniques and Practices

In pursuing its investment objective, the fund may engage in the following principal and non-principal investment techniques and practices. Investment techniques and practices which are the principal focus of the fund are described, together with their risks, in the Risk Return Summary of the prospectus. Both principal and non-principal investment techniques and practices are described, together with their risks, in the SAI.

Investment Techniques/Practices

Symbols	✔ permitted	— not permitted
Debt Securities		
Asset-Backed Securities		
Collateralized Mortgage Obligations and Multiclass Pass-Through Securities		✔
Corporate Asset-Backed Securities		✔
Mortgage Pass-Through Securities		✔
Stripped Mortgage-Backed Securities		✔
Corporate Securities		✔
Loans and Other Direct Indebtedness		—
Lower Rated Bonds		—
Municipal Bonds		—
Speculative Bonds		—
U.S. Government Securities		✔
Variable and Floating Rate Obligations		✔
Zero Coupon Bonds, Deferred Interest Bonds and PIK Bonds		✔
Equity Securities		—
Foreign Securities Exposure		
Brady Bonds		—
Depositary Receipts		—
Dollar-Denominated Foreign Debt Securities		—
Emerging Markets		—
Foreign Securities		—
Forward Contracts		—
Futures Contracts		✔
Indexed Securities/Structured Products		✔
Inverse Floating Rate Obligations		—

Investment Techniques/Practices (continued)

Symbols	✔ permitted	— not permitted
Investment in Other Investment Companies		
Open-End Funds		✔
Closed-End Funds		✔
Lending of Portfolio Securities		✔
Leveraging Transactions		
Bank Borrowings		—*
Mortgage "Dollar-Roll" Transactions		✔**
Reverse Repurchase Agreements		—*
Options		
Options on Foreign Currencies		—
Options on Futures Contracts		✔
Options on Securities		✔
Options on Stock Indices		—
Reset Options		✔
"Yield Curve" Options		✔
Repurchase Agreements		✔
Restricted Securities		✔
Short Sales		—*
Short Sales Against the Box		—
Short Term Instruments		✔
Swaps and Related Derivative Instruments		✔
Temporary Borrowings		✔
Temporary Defensive Positions		✔
Warrants		—
"When-issued" Securities		✔

---

* May only be changed with shareholder approval.

** As described under "Principal Investment Policies," the mortgage "dollar-roll" transactions in which the fund may engage are limited to covered mortgage dollar rolls, meaning that the fund segregates liquid securities equal in value to the securities it will repurchase. Thus, the fund will not use leverage in these transactions, which would require shareholder approval.

MFS® GOVERNMENT MORTGAGE FUND

If you want more information about the fund, the following documents are available free upon request:

Annual/Semiannual Reports. These reports contain information about the fund's actual investments. Annual reports discuss the effect of recent market conditions and the fund's investment strategy on the fund's performance during its last fiscal year.

Statement of Additional Information (SAI). The SAI, dated December 1, 2000, provides more detailed information about the fund and is incorporated into this prospectus by reference.

You can get free copies of the annual/semiannual reports, the SAI and other information about the fund, and make inquiries about the fund, by contacting:

> MFS Service Center, Inc.
> 2 Avenue de Lafayette
> Boston, MA 02111-1738
> Telephone: **1-800-225-2606**
> Internet: **http://www.mfs.com**

Information about the fund (including its prospectus, SAI and shareholder reports) can be reviewed and copied at the:

> Public Reference Room
> Securities and Exchange Commission
> Washington, D.C., 20549-0102

Information on the operation of the Public Reference Room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the fund are available on the EDGAR Databases on the Commission's Internet website at **http://www.sec.gov,** and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section at the above address.

The fund's Investment Company Act file number is 811-4492

MGM-1 11/00 169M 31/231/831



NVESTMENT MANAGEMENT

We invented the mutual fund®

A series of MFS Series Trust X
500 Boylston Street, Boston, MA 02116
(617) 954-5000

Statement of Additional Information

DECEMBER 1, 2000

MFS® GOVERNMENT MORTGAGE FUND

This Statement of Additional Information, as amended or supplemented from time to time (the "SAI"), sets forth information which may be of interest to investors but which is not necessarily included in the Fund's Prospectus dated December 1, 2000. This SAI should be read in conjunction with the Prospectus. The Fund's financial statements are incorporated into this SAI by reference to the Fund's most recent Annual Report to shareholders. A copy of the Annual Report accompanies this SAI. You may obtain a copy of the Fund's Prospectus and Annual Report without charge by contacting MFS Service Center, Inc. (see back cover of Part II of this SAI for address and phone number).

This SAI is divided into two Parts — Part I and Part II. Part I contains information that is particular to the Fund, while Part II contains information that generally applies to each of the funds in the MFS Family of Funds (the "MFS Funds"). Each Part of the SAI has a variety of appendices which can be found at the end of Part I and Part II, respectively.

This SAI is NOT a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus.

MGM-13 11/00 600 31/231/831

Statement of Additional Information

PART I

Part I of this SAI contains information that is particular to the Fund.

I. DEFINITIONS

"Fund" – MFS Government Mortgage Fund, is a diversified series of the Trust.

"Trust" – MFS Series Trust X is a Massachusetts business trust organized in 1985. The Trust has changed its name several times during the past several years. The Trust was known as MFS Government Mortgage Fund prior to June 2, 1995, MFS Government Income Plus Fund prior to March 1, 1993, MFS Government Income Plus Trust prior to August 3, 1992 and MFS Government Securities High Yield Trust prior to October 16, 1989.

"MFS" or the "Adviser" – Massachusetts Financial Services Company, a Delaware corporation.

"MFD" – MFS Fund Distributors, Inc., a Delaware corporation.

"MFSC" – MFS Service Center, Inc., a Delaware corporation.

"Prospectus" – The Prospectus of the Fund, dated December 1, 2000, as amended or supplemented from time to time.

II. MANAGEMENT OF THE FUND

The Fund
The Fund is a diversified series of the Trust. The Trust is an open-end management investment company.

The Fund and its Adviser and Distributor have adopted a code of ethics as required under the Investment Company Act of 1940 ("the 1940 Act"). Subject to certain conditions and restrictions, this code permits personnel subject to the code to invest in securities for their own accounts, including securities that may be purchased, held or sold by the Fund. Securities transactions by some of these persons may be subject to prior approval of the Adviser's Compliance Department. Securities transactions of certain personnel are subject to quarterly reporting and review requirements. The code is on public file with, and is available from, the SEC. See the back cover of the prospectus for information on obtaining a copy.

Trustees and Officers — Identification and Background
The identification and background of the Trustees and officers of the Trust are set forth in *Appendix A* of this Part I.

Trustee Compensation
Compensation paid to the non-interested Trustees and to Trustees who are not officers of the Fund, for certain specified periods, is set forth in *Appendix B* of this Part I.

Affiliated Service Provider Compensation
Compensation paid by the Fund to its affiliated service providers — to MFS, for investment advisory and administrative services, and to MFSC, for transfer agency services — for certain specified periods is set forth in *Appendix C* to this Part I.

III. SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

Sales Charges
Sales charges paid in connection with the purchase and sale of Fund shares for certain specified periods are set forth in *Appendix D* to this Part I, together with the Fund's schedule of dealer reallowances.

Distribution Plan Payments
Payments made by the Fund under the Distribution Plan for its most recent fiscal year end are set forth in *Appendix D* to this Part I.

IV. PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage commissions paid by the Fund for certain specified periods, and information concerning purchases by the Fund of securities issued by its regular broker-dealers for its most recent fiscal year, are set forth in *Appendix E* to this Part I.

Broker-dealers may be willing to furnish statistical, research and other factual information or services ("Research") to the Adviser for no consideration other than brokerage or underwriting commissions. Securities may be bought or sold from time to time through such broker-dealers, on behalf of the fund. The Trustees (together with the Trustees of certain other MFS funds) have directed the Adviser to allocate a total of $43,800 of commission business from certain MFS funds (including the fund) to the Pershing Division of Donaldson Lufkin & Jenrette as consideration for the annual renewal of certain publications provided by Lipper Analytical Securities Corporation (which provides information useful to the Trustees in reviewing the relationship between the fund and the Adviser).

V. SHARE OWNERSHIP

Information concerning the ownership of Fund shares by Trustees and officers of the Fund as a group, by investors who control the Fund, if any, and by investors who own 5% or more of any class of Fund shares, if any, is set forth in *Appendix F* to this Part I.

VI. PERFORMANCE INFORMATION

Performance information, as quoted by the Fund in sales literature and marketing materials, is set forth in *Appendix G* to this Part I.

VII. INVESTMENT TECHNIQUES, PRACTICES, RISKS AND RESTRICTIONS

Investment Techniques, Practices and Risks
The investment objective and principal investment policies of the Fund are described in the Prospectus. In pursuing its investment objective and principal investment policies, the Fund may engage in a number of investment techniques and

practices, which involve certain risks. These investment techniques and practices, which may be changed without shareholder approval unless indicated otherwise, are identified in *Appendix A* to the Prospectus, and are more fully described, together with their associated risks, in Part II of this SAI. The following percentage limitation applies to these investment techniques and practices:

• Lending of Portfolio Securities may not exceed 30% of the Fund's net assets.

The primary types of Government Securities in which the fund invests are described in Appendix H to this Part 1.

Investment Restrictions

The Fund has adopted the following restrictions which cannot be changed without the approval of the holders of a majority of the Fund's shares (which, as used in this SAI, means the lesser of (i) more than 50% of the outstanding shares of the Fund or a series or class, as applicable or (ii) 67% or more of the outstanding shares of the Fund or a series or class, as applicable, present at a meeting at which holders of more than 50% of the outstanding shares of the Fund or a series or class, as applicable are represented in person or by proxy).

Terms used below (such as Options and Futures Contracts) are defined in Part II of this SAI.

The Fund may not:

(1) borrow money or pledge its assets except as a temporary measure for extraordinary or emergency purposes (the Fund intends to borrow money only from banks and only to accommodate requests for the repurchase of shares of the Fund while effecting an orderly liquidation of portfolio securities) (for the purpose of this restriction, collateral arrangements with respect to options, Futures Contracts, options on futures contracts and collateral arrangements with respect to initial and variation margins are not considered a pledge of assets); for additional related restrictions, see paragraphs (i) and (ii) under the caption "State and Federal Restrictions";

(2) purchase any security or evidence of interest therein on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of securities and except that the Fund may make deposits on margin in connection with Futures Contracts and related options;

(3) write, purchase or sell any put or call option or any combination thereof, provided that this shall not prevent the writing, purchasing and selling of puts, calls or combinations thereof with respect to Government securities and with respect to Futures Contracts or the purchase, ownership, holding or sale of contracts for the future delivery of fixed-income securities;

(4) underwrite securities issued by other persons except insofar as the Fund may technically be deemed an underwriter under the Securities Act of 1933 in selling a portfolio security;

(5) purchase or sell commodities or commodity contracts, except that the Fund may purchase and sell Futures Contracts and related options;

(6) make short sales of securities or maintain a short position, unless at all times when a short position is open it owns an equal amount of such securities or securities convertible into or exchangeable, without payment of any further consideration, for securities of the same issue as, and equal in amount to, the securities sold short, and unless not more than 10% of the Fund's net assets (taken at market value) is held as collateral for such sales at any one time (it is the present intention of management to make such sales only for the purpose of deferring realization of gain or loss for Federal income tax purposes; such sales would not be made of securities subject to outstanding options);

(7) make loans to other persons except through the lending of its portfolio securities not in excess of 30% of its total assets (taken at market value) and except through the use of repurchase agreements and provided that not more than 10% of the Fund's assets will be invested in repurchase agreements maturing in more than seven days (for these purposes the purchase of all or a portion of an issue of debt securities in accordance with the Fund's investment objectives and policies shall not be considered the making of a loan);

(8) knowingly invest in securities which are restricted securities under the Securities Act of 1933 if, as a result thereof, more than 10% of the Fund's total assets (taken at market value) would be so invested;

(9) purchase securities of any issuer if such purchase at the time thereof would cause more than 10% of the voting securities of such issuer to be held by the Fund;

(10) purchase securities of any issuer if such purchase at the time thereof would cause more than 5% of the Fund's assets (taken at market value) to be invested in the securities of such issuer (other than securities or obligations issued or guaranteed by the United States, any state or political subdivision thereof, or any political subdivision of any such state, or any agency or instrumentality of the United States or of any state or of any political subdivision of any state or the United States);

(11) issue any senior security (as that term is defined in the Investment Company Act of 1940, as amended "the 1940 Act"), if such issuance is specifically prohibited by the 1940 Act or the rules and regulations promulgated

thereunder (for the purpose of this restriction, collateral arrangements with respect to options, Futures Contracts and options on futures contracts and collateral arrangements with respect to initial and variation margin are not deemed to be the issuance of a senior security); or

(12)   invest in any security other than Government securities and related options, futures, options on futures and repurchase agreements.

State and Federal Restrictions: In order to comply with certain state and federal statutes and policies, the Fund will not, as a matter of operating policy, (i) borrow money for any purpose in excess of 10% of its assets (taken at market value) (moreover, the Fund will not purchase any securities for its portfolio at any time at which borrowings exceed 5% of its assets (taken at market value), (ii) pledge for any purpose in excess of 15% of its assets (taken at market value) (for the purpose of this restriction, collateral arrangements with respect to the writing of options, Futures Contracts, Options on Futures Contracts and collateral arrangements with respect to initial and variation margins are not considered a pledge of assets), (iii) invest more than 5% of its total assets at the time of investment in companies which, including predecessors, have a record of less than three years' continuous operation, (iv) purchase or retain in its portfolio any securities issued by an issuer any of whose officers, directors, trustees or security holders is an officer or Trustee of the Trust, or is an officer or Director of the Adviser if, after the purchase of the securities of such issuer by the Fund one or more of such persons owns beneficially more than ½ of 1% of the shares or securities, or both, of such issuer and such persons owning more than ½ of 1% of such shares or securities together own beneficially more than 5% of such shares or securities, or both, (v) invest for the purpose of exercising control or management, (vi) invest more than 10% of its assets (taken at market value) in securities (including repurchase agreements maturing in more than seven days) for which there are no readily available market quotations. These policies are not fundamental and may be changed by the Fund without shareholder approval in response to changes in the various state and federal requirements.

Applicability of Restrictions: Except with respect to the Fund's policy on borrowing and investing in illiquid securities, these investment restrictions are adhered to at the time of purchase or utilization of assets; a subsequent change in circumstances will not be considered to result in a violation of policy.

VIII TAX CONSIDERATIONS

For a discussion of tax considerations, see Part II of this SAI.

IX INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS

Deloitte & Touche LLP are the Fund's independent auditors, providing audit services, tax services, and assistance and consultation with respect to the preparation of filings with the Securities and Exchange Commission.

The Portfolio of Investments and the Statement of Assets and Liabilities at July 31, 2000, the Statement of Operations for the year ended July 31, 2000, the Statement of Changes in Net Assets for the two years ended July 31, 2000, the Notes to Financial Statements and the Report of the Independent Auditors, each of which is included in the Annual Report to Shareholders of the Fund, are incorporated by reference into this SAI in reliance upon the report of Deloitte & Touche LLP, independent auditors, given upon their authority as experts in accounting and auditing. A copy of the Annual Report accompanies this SAI.

TRUSTEES AND OFFICERS — IDENTIFICATION AND BACKGROUND

The Trustees and officers of the Trust are listed below, together with their principal occupations during the past five years. (Their titles may have varied during that period.)

Trustees

JEFFREY L. SHAMES,* Chairman and President (born 6/2/55)
Massachusetts Financial Services Company, Chairman and Chief Executive Officer

J. ATWOOD IVES (born 5/1/36)
Eastern Enterprises (diversified services company), Chairman, Private Investor Trustee and Chief Executive Officer (until November 2000); KeySpan Corporation (energy related services), Director
Address: Weston, Massachusetts

LAWRENCE T. PERERA (born 6/23/35)
Hemenway & Barnes (attorneys), Partner
Address: Boston, Massachusetts

WILLIAM J. POORVU (born 4/10/35)
Harvard University Graduate School of Business Administration, Adjunct Professor; CBL & Associates Properties, Inc. (real estate investment trust), Director; The Baupost Fund (a mutual fund), Vice Chairman and Trustee
Address: Harvard Business School, Soldiers Field Road, Cambridge, Massachusetts

CHARLES W. SCHMIDT (born 3/18/28)
Private investor; IT Group Inc. (diversified environmental services and consulting), Director
Address: Weston, Massachusetts

ARNOLD D. SCOTT* (born 12/16/42)
Massachusetts Financial Services Company, Senior Executive Vice President and Director

ELAINE R. SMITH (born 4/25/46)
Independent Consultant
Address: Weston, Massachusetts

DAVID B. STONE (born 9/2/27)
North American Management Corp. (investment adviser), Chairman and Director
Address: Boston, Massachusetts

Officers

STEPHEN E. CAVAN,* Clerk and Secretary (born 11/6/53)
Massachusetts Financial Services Company, Senior Vice President, General Counsel and Secretary

JAMES R. BORDEWICK, JR.,* Assistant Clerk and Assistant Secretary (born 3/6/59)
Massachusetts Financial Services Company, Senior Vice President and Associate General Counsel

JAMES O. YOST,* Treasurer (born 6/12/60)
Massachusetts Financial Services Company, Senior Vice President

ELLEN MOYNIHAN,* Assistant Treasurer (born 11/13/57)
Massachusetts Financial Services Company, Vice President (since September 1996); Deloitte & Touche LLP, Senior Manager (prior to September 1996)

MARK E. BRADLEY,* Assistant Treasurer (born 11/23/59)
Massachusetts Financial Services Company, Vice President (since March 1997); Putnam Investments, Vice President (from September 1994 until March 1997)

LAURA HEALY,* Assistant Treasurer (born 3/20/64)
Massachusetts Financial Services Company, Vice President (since December 1996); State Street Bank Fund Administration Group, Assistant Vice President (prior to December 1996)

ROBERT R. FLAHERTY,* Assistant Treasurer (born 9/18/63)
Massachusetts Financial Services Company, Vice President (since August 2000); UAM Fund Services, Senior Vice President (since 1996); Chase Global Fund Services, Vice President (1995 to 1996)

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*   "Interested persons" (as defined in the 1940 Act) of the Adviser, whose address is 500 Boylston Street, Boston, Massachusetts 02116.

Each Trustee and officer holds comparable positions with certain affiliates of MFS or with certain other funds of which MFS or a subsidiary is the investment adviser or distributor. Messrs. Shames and Scott, Directors of MFD, and Mr. Cavan, the Secretary of MFD, hold similar positions with certain other MFS affiliates.

TRUSTEE COMPENSATION

The Fund pays the compensation of non-interested Trustees and of Trustees who are not officers of the Trust, who currently receive a fee of $2,500 per year plus $135 per meeting and $100 per committee meeting attended, together with such Trustee's out-of-pocket expenses. In addition, the Trust has a retirement plan for these Trustees as described under the caption "Management of the Fund — Trustee Retirement Plan" in Part II. The Retirement Age under the plan is 73.

Trustee Compensation Table

Trustee	Trustee Fees from Fund(1)	Retirement Benefit Accrued as Part of Fund Expense(1)	Estimated Credited Years of Service(2)	Total Trustee Fees from Fund and Fund Complex(3)
J. Atwood Ives	$4,385	$2,245	17	$132,623
Lawrence T. Perera	4,520	2,586	22	144,098
William J. Poorvu	4,655	2,582	22	141,338
Charles W. Schmidt	4,455	2,497	15	137,678
Arnold D. Scott	0	0	N/A	0
Jeffrey L. Shames	0	0	N/A	0
Elaine R. Smith	4,755	2,467	27	144,098
David B. Stone	5,363	2,808	11	151,418

[1] For the fiscal year ended July 31, 2000

[2] Based upon normal retirement age (73) (age 74 for Mr. Stone)

[3] Information provided is provided for calendar year 1999. All Trustees served as Trustees of 34 funds within the MFS fund complex (having aggregate net assets at December 31, 1999, of approximately $59 billion).

Estimated Annual Benefits Payable by Fund Upon Retirement[4]

| Average Trustee Fees | Years of Service | | | |
	3	5	7	10 or more
$3,947	$592	$ 987	$1,381	$1,973
4,337	651	1,084	1,518	2,169
4,728	709	1,182	1,655	2,364
5,118	768	1,280	1,791	2,559
5,509	826	1,377	1,928	2,754
5,899	885	1,475	2,065	2,950

[4] Other funds in the MFS Fund complex provide similar retirement benefits to the Trustees.

AFFILIATED SERVICE PROVIDER COMPENSATION

The Fund paid compensation to its affiliated service providers over the specified periods as follows:

Fiscal Year Ended	Paid to MFS for Advisory Services	Amount Waived By MFS	Paid to MFS for Administrative Services	Paid To MFSC for Transfer Agency Services	Amount Waived by MFSC	Aggregate Amount Paid To MFS and MFSC
July 31, 2000	$2,566,567	$320,246	$ 87,609	$ 639,933	N/A	$3,294,109
July 31, 1999	$3,170,102	$280,080	$ 95,675	$ 834,374	N/A	$4,100,151
July 31, 1998	$3,929,806	$ 0	$123,099	$1,048,537	N/A	$5,101,442

_____

*

SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

Sales Charges

The following sales charges were paid during the specified periods:

	Class A Initial Sales Charges:			CDSC Paid to MFD on:	
Fiscal Year End	**Total**	**Retained By MFD**	**Reallowed to Dealers**	**Class A Shares**	**Class B Shares**
July 31, 2000	$207,636	$28,909	$178,727	$9,983	$ 84,682
July 31, 1999	$300,986	$46,478	$254,508	$9,886	$ 88,586
July 31, 1998	$208,587	$35,510	$173,077	$ 283	$116,843

Dealer Reallowances

As shown above, MFD pays (or "reallows") a portion of the Class A initial sales charge to dealers. The dealer reallowance as expressed as a percentage of the Class A shares' offering price is:

Amount of Purchase	Dealer Reallowance as a percent of Offering Price
Less than $100,000	4.00%
$100,000 but less than $250,000	3.20%
$250,000 but less than $500,000	2.25%
$500,000 but less than $1,000,000	1.70%
$1,000,000 or more	None*

---

* A CDSC will apply to such purchase.

Distribution Plan Payments

During the fiscal year ended July 31, 2000, the Fund made the following Distribution Plan payments:

	Amount of Distribution and Service Fees:		
Class of Shares	**Paid By Fund**	**Retained By MFD**	**Paid To Dealers**
Class A Shares	$1,414,779	$117,846	$1,296,933
Class B Shares	$ 757,082	$588,173	$ 168,909

Distribution plan payments retained by MFD are used to compensate MFD for commissions advanced by MFD to dealers upon sale of fund shares.

PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage Commissions

The following brokerage commissions were paid by the Fund during the specified time periods:

Fiscal Year End	Brokerage Commissions Paid by Fund
July 31, 2000	$-0-
July 31, 1999	$-0-
July 31, 1998	$-0-

Securities Issued By Regular Broker-Dealers

During the fiscal year ended July 31, 2000, the Fund purchased securities issued by the following regular broker-dealers of the Fund, which had the following values:

Broker-Dealer	Value of Securities as of July 31, 2000
Goldman Sachs & Co.	$11,046,000

SHARE OWNERSHIP

Ownership By Trustees and Officers

As of October 31, 2000, the Trustees and officers of the Trust as a group owned less than 1% of any class of the Fund's shares, not including 498,817.03 Class I shares of the Fund (which represents approximately 89.14% of the outstanding Class I shares of the Fund owned of record by certain employee benefit plans of MFS of which Messrs. Scott and Shames are Trustees.

25% or Greater Ownership

The following table identifies those investors who own 25% or more of the Fund's shares (all share classes taken together) as of October 31, 2000, and are therefore presumed to control the Fund:

Name and Address of Investor	Jurisdiction of Organization (if a Company)	Percentage Ownership
NONE		

5% or Greater Ownership of Share Class

The following table identifies those investors who own 5% or more of any class of the Fund's shares as of October 31, 2000:

Name and Address of Investor Ownership	Percentage
MLPF&S For The Sole Benefit Of Its Customers Attn: Fund Administration 970B7 4800 Deer Lake Dr E FL 3 Jacksonville Fl 32246-6484	7.52% of Class A Shares
MLPF&S For The Sole Benefit Of Its Customers Attn: Fund Administration 97B92 4800 Deer Lake Dr E 3rd FL Jacksonville Fl 32246-6484	7.48% of Class B Shares
MFS Pension Plan c/o Mark Leary Mass Financial Services 500 Boylston Street Boston Ma 02116-3740	89.14% of Class I Shares

PERFORMANCE INFORMATION

All performance quotations are as of July 31, 2000.

	Average Annual Total Returns			Actual 30-Day Yield (Including Waivers)	30-Day Yield (Without Any Waivers)	Current Distribution Rate†
	1 Year	5 Year	10 Year			
Class A Shares, with initial sales charge (4.75%)	1.05%	4.59%	6.04%	6.20%	6.15%	6.10%
Class A Shares, at net asset value	6.09%	5.61%	6.55%	N/A	N/A	N/A
Class B Shares, with CDSC (declining over 6 years from 4% to 0%)	1.26%	4.48%	6.02%	N/A	N/A	N/A
Class B Shares, at net asset value	5.24%	4.80%	6.02%	5.75%	5.70%	5.65%
Class I Shares, at net asset value	6.53%	5.83%	6.66%	7.39%	7.34%	6.65%

† Annualized, based upon the last distribution.

The Fund initially offered class A shares on January 9, 1986, class B shares on September 7, 1993 and class I shares on January 2, 1997. Class B share performance includes the performance of the Fund's class A shares for periods prior to the offering of class B shares. Class B share performance generally would have been lower than class A share performance had class B shares been offered for the entire period, because the operating expenses (e.g., distribution and service fees) attributable to class B shares are higher than those of class A shares. Class B share performance has been adjusted to take into account the CDSC applicable to class B shares, rather than the initial sales charge applicable to class A shares.

Class I share performance includes the performance of the Fund's class A shares for periods prior to the offering of class I shares. Class I share performance generally would have been higher than class A share performance had class I shares been offered for the entire period, because operating expenses (e.g., distribution and service fees) attributable to class I shares are lower than those of class A shares. Class I share performance has been adjusted to take into account the fact that class I shares have no initial sales charge.

Performance results include any applicable expense subsidies and waivers, which may cause the results to be more favorable.

DESCRIPTION OF OBLIGATIONS ISSUED OR GUARANTEED BY
U.S. GOVERNMENT AGENCIES, AUTHORITIES OR INSTRUMENTALITIES

GNMA Certificates: are mortgage-backed securities which represent a partial ownership interest in a pool of mortgage loans issued by lenders such as mortgage bankers, commercial banks and savings and loan associations. Each mortgage loan included in the pool is either insured by the Federal Housing Administration or guaranteed by the Veterans Administration.

The Fund will purchase only GNMA Certificates of the "modified pass-through" type, which entitle the holder to receive its proportionate share of all interest and principal payments owed on the mortgage pool, net of fees paid to the issuer and GNMA. Payment of principal of and interest on GNMA Certificates of the "modified pass-through" type is guaranteed by GNMA.

The average life of a GNMA Certificate is likely to be substantially less than the original maturity of the mortgage pools underlying the securities. Prepayments of principal by mortgagors and mortgage foreclosures will usually result in the return of the greater part of principal invested far in advance of the maturity of the mortgages in the pool. Foreclosures impose no risk to principal investment because of the GNMA guarantee.

As the prepayment rates of individual mortgage pools will vary widely, it is not possible to accurately predict the average life of a particular issue of GNMA Certificates. However, statistics published by the FHA indicate that the average life of a single-family dwelling mortgage with a 25- 30-year maturity, the type of mortgage which backs the vast majority of GNMA Certificates, is approximately 12 years. It is therefore customary practice to treat GNMA Certificates as 30-year mortgage-backed securities which prepay fully in the twelfth year.

As a consequence of the fees paid to GNMA and the issuer of GNMA Certificates, the coupon rate of interest of GNMA Certificates is lower than the interest paid on the VA-guaranteed or FHA-insured mortgages underlying the GNMA Certificates.

The yield which will be earned on GNMA Certificates may vary from their coupon rates for the following reasons: (i) Certificates may be issued at a premium or discount, rather than at par; (ii) Certificates may trade in the secondary market at a premium or discount after issuance; (iii) interest is earned and compounded monthly which has the effect of raising the effective yield earned on the Certificates; and (iv) the actual yield of each Certificate is affected by the prepayment of mortgages included in the mortgage pool underlying the Certificates and the rate at which principal so prepaid is reinvested. In addition, prepayment of mortgages included in the mortgage pool underlying a GNMA Certificate purchased at a premium may result in a loss to the Fund.

Due to the large amount of GNMA Certificates outstanding and active participation in the secondary market by securities dealers and investors, GNMA Certificates are highly liquid instruments. Prices of GNMA Certificates are readily available from securities dealers and depend on, among other things, the level of market rates, the Certificate's coupon rate and the prepayment experience of the pool of mortgages backing each Certificate.

FNMA Bonds: are bonds issued and guaranteed by the Federal National Mortgage Association and are not guaranteed by the U.S. Government.

FHLMC Bonds: are bonds issued and guaranteed by the Federal Home Loan Mortgage Corporation and are not guaranteed by the U.S. Government.

Export-Import Bank Certificates: are certificates of beneficial interest and participation certificates issued and guaranteed by the Export-Import Bank of the United States.

Federal Agricultural Mortgage Corporation Certificates: are certificates of beneficial interest guaranteed by the Federal Agricultural Mortgage Corporation.

Federal Agricultural Mortgage Corporation Bonds and Notes: are bonds and notes guaranteed by the Federal Agricultural Mortgage Corporation.

Federal Farm Credit Banks Consolidated Systemwide Notes and Bonds: are bonds issued and guaranteed by a cooperatively owned nationwide system of banks and associations supervised by the Farm Credit Administration.

Federal Home Loan Bank Notes and Bonds: are notes and bonds issued by the Federal Home Loan Bank System.

Federal Home Loan Bank Certificates: are certificates of beneficial interest and participation certificates issued and guaranteed by the Federal Home Loan Bank System.

FHA Debentures: are debentures issued by the Federal Housing Authority of the U.S. Government.

FICO Bonds and Notes: are bonds and notes issued and guaranteed by the Financing Corporation.

GSA Participation Certificates: are participation certificates issued by the General Services Administration of the U.S. Government.

Maritime Administration Bonds: are bonds issued by the Department of Transportation of the U.S. Government.

New Communities Debentures: are debentures issued in accordance with the provisions of Title IV of the Housing and Urban Development Act of 1968, as supplemented and extended by Title VII of the Housing and Urban Development Act of 1970, the payment of which is guaranteed by the U.S. Government.

REFCORP Bonds and Notes: are bonds and notes issued and guaranteed by the Resolution Funding Corporation.

SBA Debentures: are debentures fully guaranteed as to principal and interest by the Small Business Administration of the U.S. Government.

SLMA Debentures: are debentures backed by the Student Loan Marketing Association.

Title XI Bonds: are bonds issued in accordance with the provisions of Title XI of the Merchant Marine Act of 1936, as amended, the payment of which is guaranteed by the U.S. Government.

TVA Bonds and Notes: are bonds and notes issued and guaranteed by the Tennessee Valley Authority.

U.S. Department of Veteran Affairs Certificates: are certificates of beneficial interest guaranteed by the U.S. Department of Veteran Affairs.

Washington Metropolitan Area Transit Authority Bonds: are bonds issued by the Washington Metropolitan Area Transit Authority and guaranteed by the Secretary of Transportation of the U.S. Government.

Although this list includes the primary types of Government Securities in which the Fund invests (other than U.S. Treasury obligations), the Fund may also invest in Government Securities other than those listed above.

Prospectus

Class A Shares
Class B Shares
Class C Shares

This Prospectus describes the MFS Strategic Value Fund. The fund's investment objective is capital appreciation.

The Securities and Exchange Commission has not approved or disapproved the fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

MFS® STRATEGIC VALUE FUND

DECEMBER 1, 2000

TABLE OF CONTENTS

Page

I RISK RETURN SUMMARY

▶ Investment Objective

The fund's investment objective is to provide capital appreciation. The fund's objective may be changed without shareholder approval.

▶ Principal Investment Policies

The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts, of companies which the fund's investment adviser, Massachusetts Financial Services Company (referred to as MFS or the adviser), believes are undervalued in the market relative to their long term potential. The equity securities of these companies may be undervalued because:

- they are temporarily out of favor in the market due to:
    - ▶ a decline in the market
    - ▶ poor economic conditions
    - ▶ developments that have affected or may affect the issuer of the securities or the issuer's industry; or
- the market has overlooked them

Undervalued equity securities generally have low price-to-book, price-to-sales and/or price-to-earnings ratios. The fund's investments may include securities listed on a securities exchange or traded in the over-the-counter markets.

The fund also invests in other types of securities, such as fixed income securities, including lower rated securities commonly referred to as junk bonds, and warrants, when relative values make such purchases attractive.

MFS uses a bottom-up, as opposed to a top-down, investment style in managing the equity-oriented funds (such as the fund) it advises. This means that securities are selected based upon fundamental analysis (such as an analysis of earnings, cash flows, competitive position and management's abilities) performed by the fund's portfolio manager and MFS' large group of equity research analysts.

The fund may invest in foreign securities (including emerging markets securities), through which it may have exposure to foreign currencies.

The fund has engaged and may engage in active and frequent trading to achieve its principal investment strategies.

1

▶ Principal Risks of an Investment

The principal risks of investing in the fund and the circumstances reasonably likely to cause the value of your investment in the fund to decline are described below. The share price of the fund generally changes daily based on market conditions and other factors. Please note that there are many circumstances which could cause the value of your investment in the fund to decline, and which could prevent the fund from achieving its objective, that are not described here.

The principal risks of investing in the fund are:

- *Market Risk:* This is the risk that the price of a security held by the fund will fall due to changing economic, political or market conditions or disappointing earnings results.

- *Undervalued Companies Risk:* MFS will invest in securities that are undervalued based on its belief that the market value of these securities will rise due to anticipated events and investor perceptions. If these events do not occur or are delayed, or if investor perceptions about the securities do not improve, the market price of these securities may not rise as expected or may fall.

- *Over-the-Counter Risk:* Over-the-counter (OTC) transactions involve risks in addition to those associated with transactions in securities traded on exchanges. OTC-listed companies may have limited product lines, markets or financial resources. Many OTC stocks trade less frequently and in smaller volume than exchange-listed stocks. The values of these stocks may be more volatile than exchange-listed stocks, and the fund may experience difficulty in establishing or closing out positions in these stocks at prevailing market prices.

- *Effect of IPOs:* The fund may participate in the initial public offering ("IPO") market, and a significant portion of the fund's returns may be attributable to its investment in IPO's which may have a magnified investment performance impact during the periods when the fund has a small asset base. Like any past performance, there is no assurance that, as the fund's assets grow, it will continue to experience substantially similar performance by investment in IPOs.

- *Interest Rate Risk:* When interest rates rise, the prices of fixed income securities in the fund's portfolio will generally fall. Conversely, when interest rates fall, the prices of fixed income securities in the fund's portfolio will generally rise.

- *Maturity Risk:* Interest rate risk will generally affect the price of a fixed income security more if the security has a longer maturity. Fixed income securities with longer maturities will therefore be more volatile than other fixed income securities with shorter maturities. Conversely, fixed income securities with shorter maturities will be less volatile but generally provide lower returns than fixed income securities with longer maturities. The average maturity of the fund's fixed income investments will affect the volatility of the fund's share price.

- *Credit Risk:* Credit risk is the risk that the issuer of a fixed income security will not be able to pay principal and interest when due. Rating agencies assign credit ratings to

certain fixed income securities to indicate their credit risk. The price of a fixed income security will generally fall if the issuer defaults on its obligation to pay principal or interest, the rating agencies downgrade the issuer's credit rating or other news affects the market's perception of the issuer's credit risk.

- *Liquidity Risk:* The fixed income securities purchased by the fund may be traded in the over-the-counter market rather than on an organized exchange and are subject to liquidity risk. This means that they may be harder to purchase or sell at a fair price. The inability to purchase or sell these fixed income securities at a fair price could have a negative impact on the fund's performance.

- *Junk Bond Risk:*

  ▶ *Higher Credit Risk:* Junk bonds are subject to a substantially higher degree of credit risk than higher rated bonds. During recessions, a high percentage of issuers of junk bonds may default on payments of principal and interest. The price of a junk bond may therefore fluctuate drastically due to bad news about the issuer or the economy in general.

  ▶ *Higher Liquidity Risk:* During recessions and periods of broad market declines, junk bonds could become less liquid, meaning that they will be harder to value or sell at a fair price.

- *Foreign Markets Risk:* Investing in foreign securities involves risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject:

  ▶ These risks may include the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability.

  ▶ Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

  ▶ Foreign companies may not be subject to accounting standards or governmental supervision comparable to U.S. companies, and there may be less public information about their operations.

  ▶ Foreign markets may be less liquid and more volatile than U.S. markets.

  ▶ Foreign securities often trade in currencies other than the U.S. dollar, and the fund may directly hold foreign currencies and purchase and sell foreign currencies through forward exchange contracts. Changes in currency exchange rates will affect the fund's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the fund to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the fund's foreign currency holdings. By entering into forward foreign currency exchange contracts, the fund may be required to forego the benefits of

advantageous changes in exchange rates and, in the case of forward contracts entered into for the purpose of increasing return, the fund may sustain losses which will reduce its gross income. Forward foreign currency exchange contracts involve the risk that the party with which the fund enters the contract may fail to perform its obligations to the fund.

- *Emerging Markets Risk:* Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

- *Active or Frequent Trading Risk:* The fund has engaged and may engage in active and frequent trading to achieve its principal investment strategies. This may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies, which would increase your tax liability. Frequent trading also increases transaction costs, which could detract from the fund's performance.

- As with any mutual fund, you could lose money on your investment in the fund.

An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

▶ Bar Chart and Performance Table

The bar chart and performance table below are intended to indicate some of the risks of investing in the fund by showing changes in the fund's performance over time. The performance table also shows how the fund's performance over time compares with that of one or more broad measures of market performance. The chart and table provide past performance information. The fund's past performance does not necessarily indicate how the fund will perform in the future. The performance information in the chart and table is based upon calendar year periods, while the performance information presented under the caption "Financial Highlights" and in the fund's shareholder reports is based upon the fund's fiscal year. Therefore, these performance results differ.

4

Bar Chart

The bar chart shows changes in the annual total returns of the fund's class A shares. The chart and related notes do not take into account any sales charges (loads) that you may be required to pay upon purchase or redemption of the fund's shares, but do include the reinvestment of distributions. Any sales charge will reduce your return. The return of the fund's other classes of shares will differ from the class A returns shown in the bar chart, depending upon the expenses of those classes.



The total return for the fund's class A shares for the nine-month period ended September 30, 2000 was 19.86%. During the period shown in the bar chart, the highest quarterly return was 17.03% (for the calendar quarter ended June 30, 1999) and the lowest quarterly return was (5.57)% (for the calendar quarter ended September 30, 1999).

Performance Table

This table shows how the average annual total returns of each class of the fund compare to one or more broad measures of market performance and assumes the reinvestment of distributions.

Average Annual Total Returns as of December 31, 1999

	1 Year	Life*
Class A shares	22.20%	21.31%
Class B shares	N/A	N/A
Class C shares	N/A	N/A
Russell 1000 Value Index†#	7.35%	6.24%
Average multi-cap value fund††	7.73%	2.63%

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*　Fund performance figures are for the period from the commencement of the fund's investment operations on March 17, 1998, through December 31, 1999. Class B and class C shares were not available for sale during the period. Index and Lipper average returns are from April 1, 1998.

†　Source: Standard & Poor's Micropal, Inc.

††　Source: Lipper Inc.

#　The Russell 1000 Value Index is a broad based, unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values relative to the companies in the Russell 1000 Growth Index.

Class A share performance takes into account the deduction of the 5.75% maximum sales charge.

▶ **Expense Table**

This table describes the fees and expenses that you may pay when you buy, redeem and hold shares of the fund.

Shareholder Fees (fees paid directly from your investment):

	Class A	Class B	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price).....	5.75%	0.00%	0.00%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	See Below[1]	4.00%	1.00%

Annual Fund Operating Expenses (expenses that are deducted from fund assets):

	Class A	Class B	Class C
Management Fees	0.75%	0.75%	0.75%
Distribution and Service (12b-1) Fees[2]...........	0.35%	1.00%	1.00%
Other Expenses[3]	0.80%	0.80%	0.80%
Total Annual Fund Operating Expenses...........	1.90%	2.55%	2.55%
Fee Waiver and/or Expense Reimbursement[4]..	(0.40)%	(0.40)%	(0.40)%
Net Expenses[5]	1.50%	2.15%	2.15%

(1) An initial sales charge will not be deducted from your purchase if you buy $1 million or more of class A shares, or if you are investing through a retirement plan and your class A purchase meets certain requirements. However, in this case, a contingent deferred sales charge (referred to as a CDSC) of 1% may be deducted from your redemption proceeds if you redeem your investment within 12 months.

(2) The fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A, B and C shares and the services provided to you by your financial adviser (referred to as distribution and service fees).

(3) The other expenses are based on projected Average Net Assets of $13,625,000.

(4) MFS has contractually agreed, subject to reimbursement, to bear the fund's expenses such that "Other Expenses" (after taking into account the expense offset arrangement described below), do not exceed 0.40. This contractual arrangement will continue until at least December 1, 2001, unless changed with the consent of the board of trustees which oversees the fund.

(5) The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the fund's expenses). Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account, "Net Expenses" would have been lower.

▶ Example of Expenses

These examples are intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The examples assume that:

- You invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods;
- Your investment has a 5% return each year and dividends and other distributions are reinvested; and
- The fund's operating expenses remain the same, except that the fund's total operating expenses are assumed to be the fund's "Net Expenses" for the first year, and the fund's "Total Annual Fund Operating Expenses" for subsequent years (see table on previous Expense Summary page).

Although your actual costs may be higher or lower, under these assumptions your costs would be:

Share Class	Year 1	Year 3	Year 5	Year 10
Class A shares	$719	$1,101	$1,507	$2,639
Class B shares[1]				
Assuming redemption at end of period	$618	$1,056	$1,520	$2,696
Assuming no redemption	$218	$ 756	$1,320	$2,696
Class C shares				
Assuming redemption at end of period	$318	$ 756	$1,320	$2,855
Assuming no redemption	$218	$ 756	$1,320	$2,855

———————

(1) Class B shares convert to class A shares approximately eight years after purchase; therefore, years nine and ten reflect class A expenses.

III   CERTAIN INVESTMENT STRATEGIES AND RISKS

▶ Further Information on Investment Strategies and Risks

The fund may invest in various types of securities and engage in various investment techniques and practices which are not the principal focus of the fund and therefore are not described in this Prospectus. The types of securities and investment techniques and practices in which the fund may engage, including the principal investment techniques and practices described above, are identified in Appendix A to this Prospectus, and are discussed, together with their risks, in the fund's Statement of Additional Information (referred to as the SAI), which you may obtain by contacting MFS Service Center, Inc. (see back cover for address and phone number).

▶ Temporary Defensive Policies

In addition, the fund may depart from its principal investment strategies by temporarily investing for defensive purposes when adverse market, economic or political conditions exist. While the fund invests defensively, it may not be able to pursue its investment objective. The fund's defensive investment position may not be effective in protecting its value.

IV   MANAGEMENT OF THE FUNDS

▶ Investment Adviser

Massachusetts Financial Services Company (referred to as MFS or the adviser) is the fund's investment adviser. MFS is America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924 and the founding of the first mutual fund, Massachusetts Investors Trust. Net assets under the management of the MFS organization were approximately $152.6 billion as of October 31, 2000. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

MFS provides investment management and related administrative services and facilities to the fund, including portfolio management and trade execution. For these services, the fund has contracted to pay MFS an annual management fee as set forth in the Expense Summary. For the fiscal year ended July 31, 2000, MFS waived its right to receive this fee as described under "Expense Summary."

▶ Portfolio Managers

The fund's portfolio manager is Kenneth J. Enright. Mr. Enright, a Senior Vice President of the adviser, has been employed in the investment management area of MFS since 1986, since 1993 as a portfolio manager. Mr. Enright is also a Chartered Financial Analyst.

▶ Administrator

MFS provides the fund with certain financial, legal, compliance, shareholder communications and other administrative services. MFS is reimbursed by the fund for a portion of the costs it incurs in providing these services.

▶ Distributor

MFS Fund Distributors, Inc. (referred to as MFD), a wholly owned subsidiary of MFS, is the distributor of shares of the fund.

▶ Shareholder Servicing Agent

MFS Service Center, Inc. (referred to as MFSC), a wholly owned subsidiary of MFS, performs transfer agency and certain other services for the fund, for which it receives compensation from the fund.

9

V DESCRIPTION OF SHARE CLASSES

The fund offers class A, B and C shares through this prospectus. The fund also offers an additional class of shares, class I shares, exclusively to certain institutional investors. Class I shares are made available through a separate prospectus supplement provided to institutional investors eligible to purchase them.

▶ Sales Charges

You may be subject to an initial sales charge when you purchase, or a CDSC when you redeem, class A, B or C shares. These sales charges are described below. In certain circumstances, these sales charges are waived. These circumstances are described in the SAI. Special considerations concerning the calculation of the CDSC that apply to each of these classes of shares are described below under the heading "Calculation of CDSC."

   If you purchase your fund shares through a financial adviser (such as a broker or bank), the adviser may receive commissions or other concessions which are paid from various sources, such as from the sales charges and distribution and service fees, or from MFS or MFD. These commissions and concessions are described in the SAI.

▶ Class A shares

You may purchase class A shares at net asset value plus an initial sales charge (referred to as the offering price), but in some cases you may purchase class A shares without an initial sales charge but subject to a 1% CDSC upon redemption within one year. Class A shares have annual distribution and service fees up to a maximum of 0.35% of net assets annually.

Purchases Subject to an Initial Sales Charge. The amount of the initial sales charge you pay when you buy class A shares differs depending upon the amount you invest, as follows:

	Sales Charge* as Percentage of:	
Amount of Purchase	Offering Price	Net Amount Invested
Less than $50,000	5.75%	6.10%
$50,000 but less than $100,000	4.75%	4.99
$100,000 but less than $250,000	4.00	4.17
$250,000 but less than $500,000	2.95	3.04
$500,000 but less than $1,000,000	2.20	2.25
$1,000,000 or more	None**	None**

---

*   Because of rounding in the calculation of the offering price, actual sales charges you pay may be more or less than those calculated using these percentages.

**   A 1% CDSC will apply to such purchases as described below.

Purchases Subject to a CDSC (but not an initial sales charge). You pay no initial sales charge when you invest $1 million or more in class A shares. However, a CDSC of 1% will be deducted from your redemption proceeds if you redeem within 12 months of your purchase.

In addition, purchases made under the following four categories are not subject to an initial sales charge. However, a CDSC of 1% will be deducted from redemption proceeds if the redemption is made within 12 months of purchase:

- Investments in class A shares by certain retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (referred to as ERISA), if, prior to July 1, 1996

  ▶ the plan had established an account with MFSC; and

  ▶ the sponsoring organization had demonstrated to the satisfaction of MFD that either;

    + the employer had at least 25 employees; or

    + the total purchases by the retirement plan of class A shares of the MFS Family of Funds (referred to as the MFS funds) would be in the amount of at least $250,000 within a reasonable period of time, as determined by MFD in its sole discretion.

- Investments in class A shares by certain retirement plans subject to ERISA, if

  ▶ the retirement plan and/or sponsoring organization participates in the MFS Corporate Plan Services 401(k) Plan or any similar recordkeeping system made available by MFSC (referred to as the MFS participant recordkeeping system);

  ▶ the plan establishes an account with MFSC on or after July 1, 1996; and

  ▶ the total purchases by the retirement plan (or by multiple plans maintained by the same plan sponsor) of class A shares of the MFS Funds will be in the amount of at least $500,000 within a reasonable period of time, as determined by MFD in its sole discretion.

- Investments in class A shares by certain retirement plans subject to ERISA, if

  ▶ the plan establishes an account with MFSC on or after July 1, 1996; and

  ▶ the plan has, at the time of purchase, either alone or in aggregate with other plans maintained by the same plan sponsor, a market value of $500,000 or more invested in shares of any class or classes of the MFS Funds.

    The retirement plans will qualify under this category only if the plans or their sponsoring organization informs MFSC prior to the purchases that the plans have a market value of $500,000 or more invested in shares of any class or classes of the MFS Funds; MFSC has no obligation independently to determine whether such plans qualify under this category; and

- Investments in class A shares by certain retirement plans subject to ERISA, if

  ▶ the plan established an account with MFSC between July 1, 1997 and December 31, 1999;

  ▶ the plan records are maintained on a pooled basis by MFSC; and

  ▶ the sponsoring organization demonstrates to the satisfaction of MFD that, at the time of purchase, the employer has at least 200 eligible employees and the plan has aggregate assets of at least $2,000,000.

▶ Class B shares

You may purchase class B shares at net asset value without an initial sales charge, but if you redeem your shares within the first six years you may be subject to a CDSC (declining from 4.00% during the first year to 0% after six years). Class B shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually.

The CDSC is imposed according to the following schedule:

Year of Redemption After Purchase	Contingent Deferred Sales Charge
First	4%
Second	4%
Third	3%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh and following	0%

If you hold class B shares for approximately eight years, they will convert to class A shares of the fund. All class B shares you purchased through the reinvestment of dividends and distributions will be held in a separate sub-account. Each time any class B shares in your account convert to class A shares, a proportionate number of the class B shares in the sub-account will also convert to class A shares.

▶ Class C Shares

You may purchase class C shares at net asset value without an initial sales charge, but if you redeem your shares within the first year you may be subject to a CDSC of 1.00%. Class C shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually. Class C shares do not convert to any other class of shares of the fund.

▶ Calculation of CDSC

As discussed above, certain investments in class A, B and C shares will be subject to a CDSC. Three different aging schedules apply to the calculation of the CDSC:

- Purchases of class A shares made on any day during a calendar month will age one month on the last day of the month, and each subsequent month.

- Purchases of class C shares, and purchases of class B shares on or after January 1, 1993, made on any day during a calendar month will age one year at the close of business on the last day of that month in the following calendar year, and each subsequent year.

- Purchases of class B shares prior to January 1, 1993 made on any day during a calendar year will age one year at the close of business on December 31 of that year, and each subsequent year.

No CDSC is assessed on the value of your account represented by appreciation or additional shares acquired through the automatic reinvestment of dividends or capital gain distributions. Therefore, when you redeem your shares, only the value of the shares in excess of these amounts (i.e., your direct investment) is subject to a CDSC.

The CDSC will be applied in a manner that results in the CDSC being imposed at the lowest possible rate, which means that the CDSC will be applied against the lesser of your direct investment or the total cost of your shares. The applicability of a CDSC will not be affected by exchanges or transfers of registration, except as described in the SAI.

▶ Distribution and Service Fees

The fund has adopted a plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A, B and C shares and the services provided to you by your financial adviser. These annual distribution and service fees may equal up to 0.35% for class A shares (a 0.10% distribution fee and a 0.25% service fee) and 1.00% for each of class B and class C shares (a 0.75% distribution fee and a 0.25% service fee), and are paid out of the assets of these classes. Over time, these fees will increase the cost of your shares and may cost you more than paying other types of sales charges.

VI   HOW TO PURCHASE, EXCHANGE AND REDEEM SHARES

You may purchase, exchange and redeem class A, B and C shares of the fund in the manner described below. In addition, you may be eligible to participate in certain investor services and programs to purchase, exchange and redeem these classes of shares, which are described in the next section under the caption "Investor Services and Programs."

▶ How to Purchase Shares

Initial Purchase. You can establish an account by having your financial adviser process your purchase. The minimum initial investment is $1,000. However, in the following circumstances the minimum initial investment is only $50 per account:

- if you establish an automatic investment plan;

- if you establish an automatic exchange plan; or

- if you establish an account under either:

  - ▶ tax-deferred retirement programs (other than IRAs) where investments are made by means of group remittal statements; or

  - ▶ employer sponsored investment programs.

The minimum initial investment for IRAs is $250 per account. The maximum investment in class C shares is $1,000,000 per transaction. Class C shares are not available for purchase by any retirement plan qualified under Section 401(a) or 403(b) of the Internal Revenue Code if the plan or its sponsor subscribes to certain recordkeeping services made available by MFSC, such as the MFS Corporate Plan Services 401(k) Plan.

Adding to Your Account. There are several easy ways you can make additional investments of at least $50 to your account:

- send a check with the returnable portion of your statement;

- ask your financial adviser to purchase shares on your behalf;

- wire additional investments through your bank (call MFSC first for instructions); or

- authorize transfers by phone between your bank account and your MFS account (the maximum purchase amount for this method is $100,000). You must elect this privilege on your account application if you wish to use it.

▶ How to Exchange Shares

You can exchange your shares for shares of the same class of certain other MFS funds at net asset value by having your financial adviser process your exchange request or by contacting MFSC directly. The minimum exchange amount is generally $1,000 ($50 for exchanges made under the automatic exchange plan). Shares otherwise subject to a CDSC will not be charged a CDSC in an exchange. However, when you redeem the shares

acquired through the exchange, the shares you redeem may be subject to a CDSC, depending upon when you originally purchased the shares you exchanged. For purposes of computing the CDSC, the length of time you have owned your shares will be measured from the date of original purchase and will not be affected by any exchange.

Sales charges may apply to exchanges made from the MFS money market funds. Certain qualified retirement plans may make exchanges between the MFS funds and the MFS Fixed Fund, a bank collective investment fund, and sales charges may also apply to these exchanges. Call MFSC for information concerning these sales charges.

Exchanges may be subject to certain limitations and are subject to the MFS Funds' policies concerning excessive trading practices, which are policies designed to protect the funds and their shareholders from the harmful effect of frequent exchanges. These limitations and policies are described below under the captions "Right to Reject or Restrict Purchase and Exchange Orders" and "Excessive Trading Practices." You should read the prospectus of the MFS fund into which you are exchanging and consider the differences in objectives, policies and rules before making any exchange.

▶ How to Redeem Shares

You may redeem your shares either by having your financial adviser process your redemption or by contacting MFSC directly. The fund sends out your redemption proceeds within seven days after your request is received in good order. "Good order" generally means that the stock power, written request for redemption, letter of instruction or certificate must be endorsed by the record owner(s) exactly as the shares are registered. In addition, you need to have your signature guaranteed and/or submit additional documentation to redeem your shares. See "Signature Guarantee/Additional Documentation" below, or contact MFSC for details (see back cover page for address and phone number).

Under unusual circumstances such as when the New York Stock Exchange is closed, trading on the Exchange is restricted or if there is an emergency, the fund may suspend redemptions or postpone payment. If you purchased the shares you are redeeming by check, the fund may delay the payment of the redemption proceeds until the check has cleared, which may take up to 15 days from the purchase date.

Redeeming Directly Through MFSC

- **By telephone.** You can call MFSC to have shares redeemed from your account and the proceeds wired or mailed (depending on the amount redeemed) directly to a pre-designated bank account. MFSC will request personal or other information from you and will generally record the calls. MFSC will be responsible for losses that result from unauthorized telephone transactions if it does not follow reasonable procedures designed to verify your identity. You must elect this privilege on your account application if you wish to use it.

- **By mail.** To redeem shares by mail, you can send a letter to MFSC with the name of your fund, your account number, and the number of shares or dollar amount to be sold.

Redeeming Through Your Financial Adviser. You can call your financial adviser to process a redemption on your behalf. Your financial adviser will be responsible for furnishing all necessary documents to MFSC and may charge you for this service.

Signature Guarantee/Additional Documentation. In order to protect against fraud, the fund requires that your signature be guaranteed in order to redeem your shares. Your signature may be guaranteed by an eligible bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency, or savings association. MFSC may require additional documentation for certain types of registrations and transactions. Signature guarantees and this additional documentation shall be accepted in accordance with policies established by MFSC, and MFSC may make certain de minimis exceptions to these requirements.

▶ Other Considerations

Right to Reject or Restrict Purchase and Exchange Orders. Purchases and exchanges should be made for investment purposes only. The MFS funds each reserve the right to reject or restrict any specific purchase or exchange request. Because an exchange request involves both a request to redeem shares of one fund and to purchase shares of another fund, the MFS funds consider the underlying redemption and purchase requests conditioned upon the acceptance of each of these underlying requests. Therefore, in the event that the MFS funds reject an exchange request, neither the redemption nor the purchase side of the exchange will be processed. When a fund determines that the level of exchanges on any day may be harmful to its remaining shareholders, the fund may delay the payment of exchange proceeds for up to seven days to permit cash to be raised through the orderly liquidation of its portfolio securities to pay the redemption proceeds. In this case, the purchase side of the exchange will be delayed until the exchange proceeds are paid by the redeeming fund.

Excessive Trading Practices. The MFS funds do not permit market-timing or other excessive trading practices. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. To minimize harm to the MFS funds and their shareholders, the MFS funds will exercise these rights if an investor has a history of excessive trading or if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.

Reinstatement Privilege. After you have redeemed shares, you have a one-time right to reinvest the proceeds within 90 days of the redemption at the current net asset value (without an initial sales charge).

For shareholders who exercise this privilege after redeeming class A or class C shares, if the redemption involved a CDSC, your account will be credited with the appropriate amount of the CDSC you paid; however, your new shares will still be subject to a CDSC for up to one year from the date you originally purchased the shares redeemed.

16

Until December 31, 2001, shareholders who redeem class B shares and then exercise their 90-day reinstatement privilege may reinvest their redemption proceeds either in

- class B shares, in which case any applicable CDSC you paid on the redemption will be credited to your account, and your new shares will be subject to a CDSC which will be determined from the date you originally purchased the shares redeemed, or

- class A shares, in which case the class A shares purchased will not be subject to a CDSC, but if you paid a CDSC when you redeemed your class B shares, your account will not be credited with the CDSC you paid.

After December 31, 2001, shareholders who exercise their 90-day reinstatement privilege after redeeming class B shares may reinvest their redemption proceeds only in class A shares as described as the second option above.

In-kind Distributions. The MFS funds have reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities (rather than cash). In the event that a fund makes an in-kind distribution, you could incur the brokerage and transaction charges when converting the securities to cash. None of the funds expects to make in-kind distributions, and if a fund does, it will pay, during any 90-day period, your redemption proceeds in cash up to either $250,000 or 1% of the fund's net assets, whichever is less.

Involuntary Redemptions/Small Accounts. Because it is costly to maintain small accounts, the MFS funds have generally reserved the right to automatically redeem shares and close your account when it contains less than $500 due to your redemptions or exchanges. Before making this automatic redemption, you will be notified and given 60 days to make additional investments to avoid having your shares redeemed.

As a shareholder of the fund, you have available to you a number of services and investment programs. Some of these services and programs may not be available to you if your shares are held in the name of your financial adviser or if your investment in the fund is made through a retirement plan.

▶ **Distribution Options**

The following distribution options are generally available to all accounts and you may change your distribution option as often as you desire by notifying MFSC:

- Dividend and capital gain distributions reinvested in additional shares *(this option will be assigned if no other option is specified);*

- Dividend distributions in cash; capital gain distributions reinvested in additional shares; or

- Dividend and capital gain distributions in cash.

Reinvestments (net of any tax withholding) will be made in additional full and fractional shares of the same class of shares at the net asset value as of the close of business on the record date. Distributions in amounts less than $10 will automatically be reinvested in additional shares of the fund. If you have elected to receive distributions in cash, and the postal or other delivery service is unable to deliver checks to your address of record, or you do not respond to mailings from MFSC with regard to uncashed distribution checks, your distribution option will automatically be converted to having all distributions reinvested in additional shares. Your request to change a distribution option must be received by MFSC by the record date for a distribution in order to be effective for that distribution. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

▶ **Purchase and Redemption Programs**

For your convenience, the following purchase and redemption programs are made available to you with respect to class A, B and C shares, without extra charge:

Automatic Investment Plan. You can make cash investments of $50 or more through your checking account or savings account on any day of the month. If you do not specify a date, the investment will automatically occur on the first business day of the month.

Automatic Exchange Plan. If you have an account balance of at least $5,000 in any MFS fund, you may participate in the automatic exchange plan, a dollar-cost averaging program. This plan permits you to make automatic monthly or quarterly exchanges from your account in an MFS fund for shares of the same class of shares of other MFS funds. You may make exchanges of at least $50 to up to six different funds under this plan. Exchanges will generally be made at net asset value without any sales charges. If you exchange shares out of the MFS Money Market Fund or MFS Government Money Market Fund, or if you exchange class A shares out of the MFS Cash Reserve Fund, into class

A shares of any other MFS fund, you will pay the initial sales charge if you have not already paid this charge on these shares.

Reinvest Without a Sales Charge. You can reinvest dividend and capital gain distributions into your account without a sales charge to add to your investment easily and automatically.

Distribution Investment Program. You may purchase shares of any MFS fund without paying an initial sales charge or a CDSC upon redemption by automatically reinvesting a minimum of $50 of dividend and capital gain distributions from the same class of another MFS fund.

Letter of Intent (LOI). If you intend to invest $50,000 or more in the MFS funds (including the MFS Fixed Fund) within 13 months, you may buy class A shares of the funds at the reduced sales charge as though the total amount were invested in class A shares in one lump sum. If you intend to invest $1 million or more under this program, the time period is extended to 36 months. If the intended purchases are not completed within the time period, shares will automatically be redeemed from a special escrow account established with a portion of your investment at the time of purchase to cover the higher sales charge you would have paid had you not purchased your shares through this program.

Right of Accumulation. You will qualify for a lower sales charge on your purchases of class A shares when your new investment in class A shares, together with the current (offering price) value of all your holdings in the MFS funds (including the MFS Fixed Fund), reaches a reduced sales charge level.

Systematic Withdrawal Plan. You may elect to automatically receive (or designate someone else to receive) regular periodic payments of at least $100. Each payment under this systematic withdrawal is funded through the redemption of your fund shares. For class B and C shares, you can receive up to 10% (15% for certain IRA distributions) of the value of your account through these payments in any one year (measured at the time you establish this plan). You will incur no CDSC on class B and C shares redeemed under this plan. For class A shares, there is no similar percentage limitation; however, you may incur the CDSC (if applicable) when class A shares are redeemed under this plan.

▶ **Pricing of Fund Shares**

The price of each class of the fund's shares is based on its net asset value. The net asset value of each class of shares is determined at the close of regular trading each day that the New York Stock Exchange is open for trading (generally, 4:00 p.m., Eastern time) (referred to as the valuation time). The New York Stock Exchange is closed on most national holidays and Good Friday. To determine net asset value, the fund values its assets at current market values, or at fair value as determined by the adviser under the direction of the Board of Trustees that oversees the fund if current market values are unavailable. Fair value pricing may be used by the fund when current market values are unavailable or when an event occurs after the close of the exchange on which the fund's portfolio securities are principally traded that is likely to have changed the value of the securities. The use of fair value pricing by a fund may cause the net asset value of its shares to differ significantly from the net asset value that would be calculated using current market values.

You will receive the net asset value next calculated, after the deduction of applicable sales charges and any required tax withholding, if your order is complete (has all required information) and MFSC receives your order by:

• the valuation time, if placed directly by you (not through a financial adviser such as a broker or bank) to MFSC; or

• MFSC's close of business, if placed through a financial adviser, so long as the financial adviser (or its authorized designee) received your order by the valuation time.

The fund invests in certain securities which are primarily listed on foreign exchanges that trade on weekends and other days when the fund does not price its shares. Therefore, the value of the fund's shares may change on days when you will not be able to purchase or redeem the fund's shares.

▶ **Distributions**

The fund intends to pay substantially all of its net income (including net realized capital gains) to shareholders as dividends at least annually.

▶ **Tax Considerations**

The following discussion is very general. You are urged to consult your own tax advisor regarding the effect that an investment in a fund may have on your particular tax situation.

Taxability of Distributions. As long as the fund qualifies for treatment as a regulated investment company (which the fund has in the past and intends to do in the future), it pays no federal income tax on the earnings it distributes to shareholders.

You will normally have to pay federal income taxes, and any state or local taxes, on the distributions you receive from the fund, whether you take the distributions in cash or reinvest them in additional shares. Distributions designated as capital gain dividends are

taxable as long-term capital gains. Other distributions are generally taxable as ordinary income. Some dividends paid in January may be taxable as if they had been paid the previous December.

The Form 1099 that is mailed to you every January details your distributions and how they are treated for federal tax purposes.

The fund's distributions will reduce the fund's net asset value per share. Therefore, if you buy shares shortly before the record date of a distribution, you may pay the full price for the shares and then effectively receive a portion of the purchase price back as a taxable distribution.

If you are neither a citizen nor a resident of the U.S., the fund will withhold U.S. federal income tax at the rate of 30% on taxable dividends and other payments that are subject to such withholding. You may be able to arrange for a lower withholding rate under an applicable tax treaty if you supply the appropriate documentation required by the applicable fund. The fund is also required in certain circumstances to apply backup withholding at the rate of 31% on taxable dividends and redemption proceeds paid to any shareholder (including a shareholder who is neither a citizen nor a resident of the U.S.) who does not furnish to the fund certain information and certifications or who is otherwise subject to backup withholding. Backup withholding will not, however, be applied to payments that have been subject to 30% withholding. Prospective investors in the fund should read the fund's Account Application for additional information regarding backup withholding of federal income tax.

Taxability of Transactions. When you redeem, sell or exchange shares, it is generally considered a taxable event for you. Depending on the purchase price and the sale price of the shares you redeem, sell or exchange, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transaction.

▶ Unique Nature of Funds

MFS may serve as the investment adviser to other funds which have investment goals and principal investment policies and risks similar to those of the fund, and which may be managed by the fund's portfolio manager(s). While the fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between the funds, including differences in sales charges, expense ratios and cash flows.

▶ Provision of Annual and Semiannual Reports

The fund produces financial reports every six months and updates its prospectus annually. To avoid sending duplicate copies of materials to households, only one copy of the fund's annual and semiannual report and prospectus will be mailed to shareholders having the same residential address on the fund's records. However, any shareholder may contact MFSC (see back cover for address and phone number) to request that copies of these reports and prospectuses be sent personally to that shareholder.

IX FINANCIAL HIGHLIGHTS

The financial highlights tables are intended to help you understand the fund's financial performance since the commencement of the fund's investment operations on March 17, 1998. Certain information reflects financial results for a single fund share. The total returns in the tables represent the rate which an investor would have earned (or lost) on an investment in the fund (assuming reinvestment of all distributions). This information has been audited by the fund's independent auditors, whose report, together with the fund's financial statements, are included in the fund's Annual Report to shareholders. The fund's Annual Report is available upon request by contacting MFSC (see back cover for address and telephone number). These financial statements are incorporated by reference into the SAI. The fund's independent auditors are Ernst & Young LLP.

MFS Strategic Value Fund
Class A

· ·

	Year Ended July 31, 2000	Year Ended July 31, 1999	Period Ended July 31, 1998*
Per share data (for a share outstanding throughout each period):			
Net asset value — beginning of period	$14.25	$10.66	$10.00
Income from investment operations#			
Net investment income§	$ 0.07	$ 0.05	$ 0.05
Net realized and unrealized gain on investments and foreign			
currency	0.97	4.08	0.61
Total from investment operations	$ 1.04	$ 4.13	$ 0.66
Less distributions declared to shareholders			
From net investment income	$ (0.09)	$ (0.04)	$ —
From net realized gain on investments and foreign currency			
transactions	(2.52)	(0.50)	—
In excess of net realized gain on investments and foreign			
currency transactions	$ (0.43)	—	—
Total distributions declared to shareholders	$ (3.04)	$ (0.54)	$ —
Net asset value — end of period	$12.25	$14.25	$10.66
Total return	10.16%	40.45%	6.70%††
Ratios (to average net assets)/Supplemental data§:			
Expenses##	1.26%	1.27%	1.25%†
Net investment income	0.62%	0.45%	1.22%†
Portfolio turnover	142%	131%	48%
Net assets at end of period (000 omitted)	$ 105	$ 809	$ 585

---

§   Subject to reimbursement by the fund, the investment adviser agreed to maintain the expenses of the fund, exclusive of management and distribution fees, at not more than 1.25% of average daily net assets. In addition, the investment adviser and the distributor voluntarily waived their fees for the periods indicated. To the extent actual expenses were over this limitation and the waivers had not been in place, the net investment loss per share and the ratios would have been:

Net investment loss	$(0.39)	$(0.26)	$(0.23)
Ratios (to average net assets):			
Expenses##	5.13%	3.93%	8.58%†
Net investment loss	(3.25)%	(2.21)%	(6.10)%†

---

  *   For the period from the commencement of the fund's investment operations, March 17, 1998, through July 31, 1998.

  †   Annualized.

 ††   Not annualized.

  #   Per share data are based on average shares outstanding.

Ratios do not reflect expense reductions from certain expense offset arrangements.

▶ Investment Techniques and Practices

In pursuing its investment objective, the MFS Strategic Value Fund may engage in the following principal and non-principal investment techniques and practices. Investment techniques and practices which are the principal focus of the fund are described, together with their risks, in the Risk Return Summary of the Prospectus. Both principal and non-principal investment techniques and practices are described, together with their risks, in the SAI.

Investment Techniques/Practices

Symbols	✔ permitted	— not permitted

Debt Securities		Inverse Floating Rate Obligations	—
Asset-Backed Securities		*Investment in Other Investment Companies*	
Collateralized Mortgage Obligations and Multiclass Pass-Through Securities	✔	Open-End Funds	✔
Corporate Asset-Backed Securities	✔	Closed-End Funds	✔
Mortgage Pass-Through Securities	✔	Lending of Portfolio Securities	✔
Stripped Mortgage-Backed Securities	✔	*Leveraging Transactions*	
Corporate Securities	✔	Bank Borrowings	—
Loans and Other Direct Indebtedness	—	Mortgage "Dollar-Roll" Transactions	—
Lower Rated Bonds	✔	Reverse Repurchase Agreements	—
Municipal Bonds	—	*Options*	
Speculative Bonds	✔	Options on Foreign Currencies	✔
U.S. Government Securities	✔	Options on Futures Contracts	✔
Variable and Floating Rate Obligations	✔	Options on Securities	✔
Zero Coupon Bonds, Deferred Interest Bonds and PIK Bonds	✔	Options on Securities Indices	✔
		Reset Options	✔
Equity Securities	✔	"Yield Curve" Options	✔
Foreign Securities Exposure		Repurchase Agreements	✔
Brady Bonds	✔	Restricted Securities	✔
Depositary Receipts	✔	Short Sales	✔
Dollar-Denominated Foreign Debt Securities	✔	Short Sales Against the Box	✔
Emerging Markets	✔	Short Term Instruments	✔
Foreign Securities	✔	Swaps and Related Derivative Instruments	✔
Forward Contracts	✔	Temporary Borrowings	✔
Futures Contracts	✔	Temporary Defensive Positions	✔
Indexed Securities/Structured Products	✔	Warrants	✔
		"When-issued" Securities	✔

MFS Strategic Value Fund

If you want more information about the fund, the following documents are available free upon request:

Annual/Semiannual Reports. These reports contain information about the fund's actual investments. Annual reports discuss the effect of recent market conditions and the fund's investment strategy on the fund's performance during its last fiscal year.

Statement of Additional Information (SAI). The SAI, dated December 1, 2000, provides more detailed information about the fund and is incorporated into this prospectus by reference.

You can get free copies of the annual/semiannual reports, the SAI and other information about the fund, and make inquiries about the fund, by contacting:

MFS Service Center, Inc.
2 Avenue de Lafayette
Boston, MA 02111-1738
Telephone: **1-800-225-2606**
Internet: **http://www.mfs.com**

Information about the fund (including its prospectus, SAI and shareholder reports) can be reviewed and copied at the:

Public Reference Room
Securities and Exchange Commission
Washington, D.C., 20549-0102

Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Reports and other information about the fund are available on the EDGAR Databases on the Commission's Internet website at **http://www.sec.gov,** and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section at the above address.

The fund's Investment Company Act file number is 811-4492



We invented the mutual fund®

Statement of Additional Information

DECEMBER 1, 2000

MFS® STRATEGIC VALUE FUND

A series of MFS Series Trust X
500 Boylston Street, Boston, MA 02116
(617) 954-5000

This Statement of Additional Information, as amended or supplemented from time to time (the "SAI"), sets forth information which may be of interest to investors but which is not necessarily included in the Fund's Prospectus dated December 1, 2000. This SAI should be read in conjunction with the Prospectus. The Fund's financial statements are incorporated into this SAI by reference to the Fund's most recent Annual Report to shareholders. A copy of the Fund's Annual Report accompanies this SAI. You may obtain a copy of the Fund's Prospectus and Annual Report without charge by contacting MFS Service Center, Inc. (see back cover of Part II of this SAI for address and phone number). This SAI is divided into two Parts — Part I and Part II. Part I contains information that is particular to the Fund, while Part II contains information that generally applies to each of the funds in the MFS Family of Funds (the "MFS Funds"). Each Part of the SAI has a variety of appendices which can be found at the end of Part I and Part II, respectively.

This SAI is NOT a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus.

MSV-13 11/00 300 21

Statement of Additional Information

PART I

Part I of this SAI contains information that is particular to the Fund.

TABLE OF CONTENTS

I DEFINITIONS

"Fund" — MFS Strategic Value Fund, a series of the Trust.

"Trust" — MFS Series Trust X, a Massachusetts business Trust organized in 1985. The Trust has changed its name several times during the past several years. The Trust was previously known as MFS Government Mortgage Fund prior to June 2, 1995, MFS Government Income Plus Fund prior to March 1, 1993, MFS Government Income Plus Trust prior to August 3, 1992 and MFS Government Securities High Yield Trust prior to October 16, 1989.

"MFS" or the "Adviser" — Massachusetts Financial Services Company, a Delaware corporation.

"MFD" — MFS Fund Distributors, Inc., a Delaware corporation.

"MFSC" — MFS Service Center, Inc., a Delaware corporation.

"Prospectus" — The Prospectus of the Fund, dated December 1, 2000, as amended or supplemented from time to time.

II MANAGEMENT OF THE FUND

The Fund
The MFS Strategic Value Fund is a diversified series of the Trust. This means that, with respect to 75% of its total assets, the Fund may not (i) purchase more than 10% of the outstanding voting securities of any one issuer or (ii) purchase securities of any issuer if as a result more than 5% of the Fund's total assets would be invested in that issuer's securities. This limitation does not apply to obligations of the U.S. Government or its agencies or instrumentalities.

The Trust is an open-end management investment company.

The Fund and its Adviser and Distributor have adopted a code of ethics as required under the Investment Company Act of 1940 ("the 1940 Act"). Subject to certain conditions and restrictions, this code of ethics permits personnel subject to the code to invest in securities for their own accounts, including securities that may be purchased, held or sold by the Fund. Securities transactions by some of these persons may be subject to prior approval of the Adviser's Compliance Department. Securities transactions of certain personnel are subject to quarterly reporting and review requirements. The code is on public file with, and is available from, the SEC. See the back cover of the prospectus for information on obtaining a copy.

Trustees and Officers — Identification and Background
The identification and background of the Trustees and officers of the Trust are set forth in *Appendix A* of this Part I.

Trustee Compensation
Compensation paid to the non-interested Trustees and to Trustees who are not officers of the Trust, for certain specified periods, is set forth in *Appendix B* of this Part I.

Affiliated Service Provider Compensation
Compensation paid by the Fund to its affiliated service providers—to MFS, for investment advisory and administrative services, and to MFSC, for transfer agency services — for certain specified periods is set forth in *Appendix C* to this Part I.

MFS has agreed to waive certain of the Fund's expenses, as described in the "Expense Summary" of the Prospectus.

III SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

Sales Charges
Sales charges paid in connection with the purchase and sale of Fund shares for certain specified periods are set forth in *Appendix D* to this Part I, together with the Fund's schedule of dealer reallowances.

Distribution Plan Payments
Payments made by the Fund under the Distribution Plan for its most recent fiscal year end are set forth in *Appendix D* to this Part I.

IV PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage commissions paid by the Fund for certain specified periods, and information concerning purchases by the Fund of securities issued by its regular broker-dealers for its most recent fiscal year, are set forth in *Appendix E* to this Part I.

Broker-dealers may be willing to furnish statistical, research and other factual information or services ("Research") to the Adviser for no consideration other than brokerage or underwriting commissions. Securities may be bought or sold from time to time through such broker-dealers, on behalf of the Fund. The Trustees (together with the Trustees of certain other MFS Funds) have directed the Adviser to allocate a total of $43,800 of commission business from certain MFS Funds (including the Fund) to the Pershing Division of Donaldson, Lufkin & Jenrette as consideration for the annual renewal of certain publications provided by Lipper Analytical Securities Corporation (which provides information useful to the Trustees in reviewing the relationship between the Fund and the Adviser).

V SHARE OWNERSHIP

Information concerning the ownership of Fund shares by Trustees and officers of the Trust as a group, by investors who control the Fund, if any, and by investors who own 5% or more of any class of Fund shares, if any, is set forth in *Appendix F* to this Part I.

VI PERFORMANCE INFORMATION

Performance information, as quoted by the Fund in sales literature and marketing materials, is set forth in *Appendix G* to this Part I.

VII INVESTMENT TECHNIQUES, PRACTICES, RISKS AND RESTRICTIONS

Investment Techniques, Practices and Risks

The investment objective and principal investment policies of the Fund are described in the Prospectus. In pursuing its investment objective and principal investment policies, the Fund may engage in a number of investment techniques and practices, which involve certain risks. These investment techniques and practices, which may be changed without shareholder approval unless indicated otherwise, are identified in *Appendix A* to the Prospectus, and are more fully described, together with their associated risks, in Part II of this SAI. The following percentage limitations as a percentage of the Fund's net assets apply to these investment techniques and practices:

Investment Limitation	Percentage Limitation (based on net assets)
	Up to (but not
Foreign Securities:	including) 20%
Lower Rated Bonds:	10%
Securities Lending:	30%
Short Sales:	10%

Investment Restrictions

The Fund has adopted the following restrictions which cannot be changed without the approval of the holders of a majority of the Fund's shares (which, as used in this SAI, means the lesser of (i) more than 50% of the outstanding shares of the Trust or a series or class, as applicable or (ii) 67% or more of the outstanding shares of the Trust or a series or class, as applicable, present at a meeting at which holders of more than 50% of the outstanding shares of the Trust or a series or class, as applicable are represented in person or by proxy).

Except for Investment Restriction (1) and nonfundamental investment policy (1), these investment restrictions and policies are adhered to at the time of purchase or utilization of assets; a subsequent change in circumstances will not be considered to result in a violation of any of the restrictions. In the event of a violation of nonfundamental investment policy (1), the Fund will reduce the percentage of its assets invested in illiquid investments in due course, taking into account the best interests of shareholders.

Terms used below (such as Options and Futures Contracts) are defined in Part II of this SAI.

The Fund may not:

(1) borrow amounts in excess of 33⅓% of its total assets including amounts borrowed;

(2) underwrite securities issued by other persons except insofar as each Fund may technically be deemed an underwriter under the Securities Act of 1933 in selling a portfolio security;

(3) issue any senior securities except as permitted by the Investment Company Act of 1940, as amended, (the "1940 Act"); for purposes of this restriction, collateral arrangements with respect to any type of option (including Options on Futures Contracts, Options, Options on Indices and Options on Foreign Currencies), short sale, Forward Contracts, Futures Contracts, any other type of futures contract, and collateral arrangements with respect to initial and variation margin, are not deemed to be the issuance of a senior security;

(4) make loans to other persons; for these purposes, the purchase of short-term commercial paper, the purchase of a portion or all of an issue of debt securities, the lending of portfolio securities, or the investment of a Fund's assets in repurchase agreements, shall not be considered the making of a loan;

(5) purchase or sell real estate (including limited partnership interests but excluding securities secured by real estate or interests therein and securities of companies, such as real estate investment trusts, which deal in real estate or interests therein), interests in oil, gas or mineral leases, commodities or commodity contracts (excluding Options, Options on Futures Contracts, Options on Stock Indices, Options on Foreign Currency and any other type of option, Futures Contracts, any other type of futures contract, and Forward Contracts) in the ordinary course of its business. Each Fund reserves the freedom of action to hold and to sell real estate, mineral leases, commodities or commodity contracts (including Options, Options on Futures Contracts, Options on Stock Indices, Options on Foreign Currency and any other type of option, Futures Contracts, any other type of futures contract, and Forward Contracts) acquired as a result of the ownership of securities; or

(6) purchase any securities of an issuer of a particular industry, if as a result, more than 25% of its gross assets would be invested in securities of issuers whose principal business activities are in the same industry (except obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities and repurchase agreements collateralized by such obligations).

In addition, the Fund has the following nonfundamental policies which may be changed without shareholder approval:

The Fund will not:

(1)   invest in illiquid investments, including securities subject to legal or contractual restrictions on resale or for which there is no readily available market (*e.g.,* trading in the security is suspended, or, in the case of unlisted securities, where no market exists), if more than 15% of a Fund's net assets (taken at market value) would be invested in such securities. Repurchase agreements maturing in more than seven days will be deemed to be illiquid for purposes of a Fund's limitation on investment in illiquid securities. Securities that are not registered under the 1933 Act and sold in reliance on Rule 144A thereunder, but are determined to be liquid by the Trust's Board of Trustees (or its delegee), will not be subject to this 15% limitation;

(2)   invest for the purpose of exercising control or management;

(3)   pledge, mortgage or hypothecate in excess of 33⅓% of its total assets; for purposes of this restriction, collateral arrangements with respect to any type of option (including Options on Futures Contracts, Options, Options on Indices and Options on Foreign Currencies), any short sale, any type of futures contract (including Futures Contracts), Forward Contracts and payments of initial and variation margin in connection therewith, are not considered a pledge of assets; or

(4)   purchase any securities of an issuer of a particular industry, if as a result, 25% or more of its total assets would be invested in securities of issuers whose principal business activities are in the same industry (except obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities and repurchase agreements collateralized by such obligations).

VIII TAX CONSIDERATIONS

For a discussion of tax considerations, see Part II of this SAI.

IX INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS

Ernst & Young LLP are the Fund's independent auditors, providing audit services, tax services, and assistance and consultation with respect to the preparation of filings with the Securities and Exchange Commission.

The Portfolio of Investments and the Statement of Assets and Liabilities at July 31, 2000, the Statement of Operations for the year ended July 31, 2000, the Statement of Changes in Net Assets for the year ended July 31, 1999 and the year ended July 31, 2000, the Notes to Financial Statements and the Report of the Independent Auditors, each of which is included in the Annual Report to Shareholders of the Fund, are incorporated by reference into this SAI in reliance upon the report of Ernst & Young LLP, independent auditors, given upon their authority as experts in accounting and auditing. A copy of the Annual Report accompanies this SAI.

TRUSTEES AND OFFICERS — IDENTIFICATION AND BACKGROUND

The Trustees and officers of the Trust are listed below, together with their principal occupations during the past five years. (Their titles may have varied during that period.)

Trustees

JEFFREY L. SHAMES* Chairman and President (born 6/2/55)
Massachusetts Financial Services Company, Chairman and Chief Executive Officer

J. ATWOOD IVES (born 5/1/36)
Private Investor; Eastern Enterprises (diversified services company), Chairman, Trustee and Chief Executive Officer (until November, 2000); KeySpan Corporation (energy related services), Director
Address: Weston, Massachusetts

LAWRENCE T. PERERA (born 6/23/35)
Hemenway & Barnes (attorneys), Partner
Address: Boston, Massachusetts

WILLIAM J. POORVU (born 4/10/35)
Harvard University Graduate School of Business Administration, Adjunct Professor; CBL & Associates Properties, Inc. (real estate investment trust), Director; The Baupost Fund (a mutual fund), Vice Chairman and Trustee
Address: Cambridge, Massachusetts

CHARLES W. SCHMIDT (born 3/18/28)
Private Investor; IT Group, Inc. (diversified environmental services and consulting), Director
Address: Weston, Massachusetts

ARNOLD D. SCOTT* (born 12/16/42)
Massachusetts Financial Services Company, Senior Executive Vice President, Director

ELAINE R. SMITH (born 4/25/46)
Independent Consultant
Address: Weston, Massachusetts

DAVID B. STONE (born 9/2/27)
North American Management Corp. (investment adviser), Chairman and Director
Address: Boston, Massachusetts

Officers

STEPHEN E. CAVAN,* Secretary and Clerk (born 11/6/53)
Massachusetts Financial Services Company, Senior Vice President, General Counsel and Secretary

JAMES R. BORDEWICK, JR.,* Assistant Clerk and Assistant Secretary (born 3/6/59)
Massachusetts Financial Services Company, Senior Vice President and Associate General Counsel

JAMES O. YOST,* Treasurer (born 6/12/60) Massachusetts Financial Services Company, Senior Vice President

MARK E. BRADLEY,* Assistant Treasurer (born 11/23/59)
Massachusetts Financial Services Company, Vice President (since March 1997); Putnam Investments, Vice President (from September 1994 until March 1997); Ernst & Young, Senior Tax Manager (until September 1994)

ELLEN MOYNIHAN,* Assistant Treasurer (born 11/13/57)
Massachusetts Financial Services Company, Vice President (since September 1996); Deloitte & Touche LLP, Senior Manager (until September 1996)

LAURA F. HEALY*, Assistant Treasurer (born 3/20/64)
Massachusetts Financial Services Company, Vice President (since December 1996); State Street Bank Fund Administration Group, Assistant Vice President (prior to December 1996)

ROBERT R. FLAHERTY,* Assistant Treasurer (born 9/18/63)
Massachusetts Financial Services Company, Vice President (since August 2000); UAM Fund Services, Senior Vice President (since 1996); Chase Global Fund Services, Vice President (1995 to 1996)

---

* "Interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Adviser, whose address is 500 Boylston Street, Boston, Massachusetts 02116.

Each Trustee and officer holds comparable positions with certain MFS affiliates or with certain other Funds of which MFS or a subsidiary is the investment adviser or distributor. Messrs. Shames and Scott, Directors of MFD, and Mr. Cavan, the Secretary of MFD, hold similar positions with certain other MFS affiliates.

TRUSTEE COMPENSATION

The Fund pays the compensation of non-interested Trustees and of Trustees who are not officers of the Trust. In addition, the Trust has a retirement plan for these Trustees as described under the caption "Management of the Fund —Trustee Retirement Plan" in Part II. The Retirement Age under the plan is 73.

Trustee Compensation Table

Trustee	Trustee Fees from Fund(1)	Retirement Benefit Accrued as Part of Fund Expenses(1)	Estimated Credited Years of Service(2)	Total Trustee Fees from Fund and Fund Complex(3)
J. Atwood Ives	$0	$0	11	$132,623
Lawrence T. Perera	0	0	10	144,098
William J. Poorvu	0	0	10	141,338
Charles W. Schmidt	0	0	3	137,678
Arnold D. Scott	0	0	N/A	N/A
Jeffrey L. Shames	0	0	N/A	N/A
Elaine R. Smith	0	0	21	144,098
David B. Stone	0	0	3	151,418

(1) For the fiscal year ended July 31, 2000.

(2) Based upon normal retirement age (73). (Age 74 for Mr. Stone)

(3) Information provided is for calendar year 1999. All Trustees served as Trustees of 34 Funds within the MFS Fund complex (having aggregate net assets at December 31, 1999, of approximately $58.6 billion).

Estimated Annual Benefits Payable by Fund Upon Retirement[4]

Average Trustee Fees	Years of Service			
	3	5	7	10 or more
$0	$0	$0	$0	$0

(4) Other funds in the MFS Fund complex provide retirement benefits to the Trustees. For the fiscal year ended July 31, 2000, the fees for the Fund were waived by the Trustees.

AFFILIATED SERVICE PROVIDER COMPENSATION

The Fund paid compensation to its affiliated service providers over the specified periods as follows:

Fiscal Year Ended	Paid to MFS for Advisory Services	Amount Waived By MFS	Paid to MFS for Administrative Services	Paid To MFSC for Transfer Agency Services	Amount Waived by MFSC	Aggregate Amount Paid To MFS and MFSC
July 31, 2000	$0	$10,054	$182	$ 858	$0	$1,040
July 31, 1999	$0	$ 7,902	$186	$1,108	$0	$1,294
July 31, 1998	$0	$ 1,885	$ 37	$ 283	$0	$ 320

SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

Sales Charges

The following sales charges were paid during the specified periods:

Fiscal Year End	Class A Initial Sales Charges:			CDSC Paid to MFD on:		
	Total	Retained By MFD	Reallowed to Dealers	Class A Shares	Class B Shares	Class C Shares
July 31, 2000	$0	$0	$0	$0	$0	$0
July 31, 1999	0	0	0	0	0	0
July 31, 1998	0	0	0	0	0	0

Dealer Reallowances

As shown above, MFD pays (or "reallows") a portion of the Class A initial sales charge to dealers. The dealer reallowance as expressed as a percentage of the Class A shares' offering price is:

Amount of Purchase	Dealer Reallowance as a percent of Offering Price
Less than $50,000	5.00%
$50,000 but less than $100,000	4.00%
$100,000 but less than $250,000	3.20%
$250,000 but less than $500,000	2.25%
$500,000 but less than $1,000,000	1.70%
$1,000,000 or more	None*

---

*   A CDSC will apply to such purchase.

Distribution Plan Payments

The Fund has not made payments under the Distribution Plan as of the date of this SAI.

Distribution plan payments retained by MFD are used to compensate MFD for commissions advanced by MFD to dealers upon sale of fund shares.

PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage Commissions
....

The following brokerage commissions were paid by the Fund during the specified time periods:

Fiscal Year End	Brokerage Commissions Paid by Fund
July 31, 2000	$5,312
July 31, 1999	3,514
July 31, 1998	710

Securities Issued By Regular Broker-Dealers
....

During the fiscal year ended July 31, 2000, the Fund purchased securities issued by the following regular broker-dealers of the Fund, which had the following values as of July 31, 2000:

Broker-Dealer	Value of Securities as of July 31, 2000
None	Not Applicable

SHARE OWNERSHIP

Ownership By Trustees and Officers

As of October 31, 2000, the Trustees and officers of the Trust as a group owned 44.31% of Class A Shares of the Fund (or 3.73% of the Fund). As of October 31, 2000, the Trustees and officers of the Trust as a group owned less than 1% of the Fund's Class I shares, not including 84,989 class I shares of the Fund (which represent approximately 99.97% of the outstanding class I shares of the Fund) owned of record by certain employee benefit plans of MFS of which Messrs. Scott and Shames are Trustees.

25% or Greater Ownership

The following table identifies those investors who own 25% or more of the Fund's shares (all share classes taken together) and are therefore presumed to control that Fund:

Name and Address of Investor	Jurisdiction of Organization (If A Company)	Percentage Ownership
TRS MFS Def Contribution Plan C/O Chris Charron Mass Financial Services 500 Boylston Street Boston MA 02116-3740	N/A	91.56% of Fund

5% or Greater Ownership of Share Class

The following table identifies those investors who own 5% or more of any class of the Fund's shares:

Name and Address of Investor Ownership	Percentage
MFS Heritage Trust Co Trustee IRA A/C Stephen E Cavan Newburyport MA 01950-3052	44.31% of Class A Shares
MFS Heritage Trust Co Trustee IRA R/O Patricia Marie Whelan Cambridge MA 02138-1712	9.58% of Class A Shares
Brenda M Farley Stoughton MA 02072-3845	8.17% of Class A Shares
Christopher Hayes Dubose & Janice Jean Dubose JTWROS Medway MA 02053-1933	7.54% of Class A Shares
Jen Chen & Deric S Chen JT WROS Quincy MA 02170-4002	5.10% of Class A Shares
TRS MFS Def Contribution Plan C/O Chris Charron Mass Financial Services 500 Boylston Street Boston MA 02116-3740	99.97% of Class I Shares

PERFORMANCE INFORMATION

All performance quotations are as of July 31, 2000:

	Average Annual Total Returns			Actual 30-Day Yield (Including Any Waivers)	30-Day Yield (Without Any Waivers)	Current Distribution Rate†
	1 Year	5 Years	Life of Fund*			
Class A Shares, with initial sales charge (5.75%)	3.82%	N/A	20.48%	N/A	N/A	N/A
Class A Shares, at net asset value	10.16%	N/A	23.52%	N/A	N/A	N/A
Class B Shares, with CDSC (declining over 6 years from 4% to 0%)	N/A	N/A	N/A	N/A	N/A	N/A
Class B Shares, at net asset value	N/A	N/A	N/A	N/A	N/A	N/A
Class C Shares, with CDSC (1% for first year)	N/A	N/A	N/A	N/A	N/A	N/A
Class C Shares, at net asset value	N/A	N/A	N/A	N/A	N/A	N/A
Class I Shares, at net asset value	9.89%	N/A	23.32%	N/A	N/A	N/A

* From the commencement of the fund's investment operations on March 17, 1998.

† Annualized, based upon the last distribution.

The Fund commenced investment operations on March 17, 1998 with the offering of class A shares and class I shares.

Performance results include any applicable expense subsidies and waivers, which may cause the results to be more favorable.

INVESTMENT ADVISER

MFS Investment Management®
500 Boylston Street, Boston, MA 02116
(617) 954-5000

DISTRIBUTOR

MFS Fund Distributors, Inc.
500 Boylston Street, Boston, MA 02116
(617) 954-5000

CUSTODIAN AND DIVIDEND DISBURSING AGENT

State Street Bank and Trust Company
225 Franklin Street, Boston, MA 02110

SHAREHOLDER SERVICING AGENT

MFS Service Center, Inc.
2 Avenue de Lafayette, Boston, MA 02111-1738
Toll free: (800) 225-2606

MAILING ADDRESS:

P.O. Box 2281, Boston, MA 02107-9906

INDEPENDENT AUDITORS

Ernst & Young LLP
200 Clarendon Street, Boston, MA 02110



We invented the mutual fund®

500 Boylston Street, Boston, MA 02116

Prospectus

Class A Shares
Class B Shares
Class C Shares

This Prospectus describes the MFS Emerging Markets Debt Fund. The fund's investment objective is total return (high current income and long-term growth of capital).

This prospectus describes three classes of shares for the fund. Currently, only Class A shares are available for purchase. These Class A shares are only available for purchase at net asset value and may only be sold to residents of Massachusetts who are:

- **employees (or certain relatives of employees) of Massachusetts Financial Services Company (referred to as MFS or the adviser) and its affiliates; or**

- **members of the governing boards of the various funds sponsored by MFS.**

The Securities and Exchange Commission has not approved or disapproved the funds' shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

MFS® EMERGING MARKETS DEBT FUND

DECEMBER 1, 2000

TABLE OF CONTENTS

Page

▶ Investment Objective

The fund's investment objective is total return (high current income and long-term growth of capital). The fund's objective may be changed without shareholder approval.

▶ Principal Investment Policies

The fund is a non-diversified mutual fund. This means that the fund may invest a relatively high percentage of its assets in a small number of issuers.

The fund invests, under normal market conditions, at least 65% of its total assets in fixed income securities of government, government-related, supranational and corporate issuers located, or primarily conducting their business, in emerging market countries. Emerging market countries include any country determined to have an emerging market economy, taking into account a number of factors, including whether the country has a low-to-middle-income economy according to the International Bank for Reconstruction and Development (the World Bank), the country's foreign currency debt rating, its political and economic stability and the development of its financial and capital markets. These countries include those located in Latin America, Asia, Africa, the Middle East and the developing countries of Europe, primarily Eastern Europe. The fund may invest up to 25% of its assets in securities of a single issuer. The fund expects to maintain investments, under normal market conditions, in at least five countries outside of the U.S., but may invest a substantial amount of its assets in issuers located in a single country or a limited number of countries. The fund's investments may include securities traded in the over-the-counter markets.

Emerging market fixed income securities generally are rated in the lower rating categories of recognized rating agencies. The fund may invest up to 100% of its net assets in these lower rated securities, commonly known as junk bonds.

While the fund focuses its investments in the emerging market fixed income securities described above, the fund may also invest in all types of fixed income securities and in fixed income securities issued by all types of issuers.

In selecting fixed income investments for the fund, MFS pursues a disciplined, research-intensive investment process that seeks to limit risk and enhance returns via superior country and security selection in the context of a globally diversified portfolio. The investment process includes: the evaluation of global financial and macroeconomic factors and their impact on the asset class; assessments of economic, financial and political developments; examination of the credit worthiness of various regions and individual countries; and utilization of quantitative tools and models to assist in relative value determinations, portfolio construction, and forecasting. MFS does not rely on credit ratings or outside research in making security selections, but rather performs its own independent research and credit analysis.

The fund may invest in derivative securities. Derivatives are securities whose value may be based on other securities, currencies, interest rates, or indices. Derivatives include:

- futures and forward contracts

- options on futures contracts, foreign currencies, securities and stock indices

- structured notes and indexed securities

- swaps, caps, floors and collars

The fund has engaged and may engage in active and frequent trading to achieve its principal investment strategies.

▶ Principal Risks of an Investment

The principal risks of investing in the fund and the circumstances reasonably likely to cause the value of your investment in the fund to decline are described below. As with any non-money market mutual fund, the share price of the fund will change daily based on market conditions and other factors. Please note that there are many circumstances which could cause the value of your investment in the fund to decline, and which could prevent the fund from achieving its objective, that are not described here.

The principal risks of investing in the fund are:

- *Foreign Securities Risk:* Investments in foreign securities involve risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject:

  ► These risks may include the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability.

  ► Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

  ► Foreign companies may not be subject to accounting standards or governmental supervision comparable to U.S. companies, and there may be less public information about their operations.

  ► Foreign markets may be less liquid and more volatile than U.S. markets.

  ► Foreign securities often trade in currencies other than the U.S. dollar, and the fund may directly hold foreign currencies and purchase and sell foreign currencies through forward exchange contracts. Changes in currency exchange rates will affect the fund's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the fund to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value

or liquidity in the fund's foreign currency holdings. By entering into forward foreign currency exchange contracts, the fund may be required to forego the benefits of advantageous changes in exchange rates and, in the case of forward contracts entered into for the purpose of increasing return, the fund may sustain losses which will reduce its gross income. Forward foreign currency exchange contracts involve the risk that the party with which the fund enters the contract may fail to perform its obligations to the fund.

- *Emerging Markets Risk:* Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

- *Interest Rate Risk:* When interest rates rise, the prices of fixed income securities in the fund's portfolio will generally fall. Conversely, when interest rates fall, the prices of fixed income securities in the fund's portfolio will generally rise.

- *Maturity Risk:* Interest rate risk will generally affect the price of a fixed income security more if the security has a longer maturity. Fixed income securities with longer maturities will therefore be more volatile than other fixed income securities with shorter maturities. Conversely, fixed income securities with shorter maturities will be less volatile but generally provide lower returns than fixed income securities with longer maturities. The average maturity of the fund's fixed income investments will affect the volatility of the fund's share price.

- *Credit Risk:* Credit risk is the risk that the issuer of a fixed income security will not be able to pay principal and interest when due. Rating agencies assign credit ratings to certain fixed income securities to indicate their credit risk. The price of a fixed income security will generally fall if the issuer defaults on its obligation to pay principal or interest, the rating agencies downgrade the issuer's credit rating or other news affects the market's perception of the issuer's credit risk.

- *Lower Rated Bonds Risk:*

  ▶ *Higher Credit Risk:* Junk bonds are subject to a substantially higher degree of credit risk than higher rated bonds. During recessions, a high percentage of issuers of junk bonds may default on payments of principal and interest. The price of a junk bond may therefore fluctuate drastically due to bad news about the issuer or the economy in general.

  ▶ *Higher Liquidity Risk:* During recessions and periods of broad market declines, junk bonds could become less liquid, meaning that they will be harder to value or sell at a fair price.

- *Derivatives Risk:*

  ▶ *Hedging Risk:* When a derivative is used as a hedge against an opposite position that the fund also holds, any loss generated by the derivative should be

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substantially offset by gains on the hedged investment, and vice versa. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains.

- ▶ *Correlation Risk:* When the fund uses derivatives to hedge, it takes the risk that changes in the value of the derivative will not match those of the asset being hedged. Incomplete correlation can result in unanticipated losses.

- ▶ *Investment Risk:* When the fund uses derivatives as an investment vehicle to gain market exposure, rather than for hedging purposes, any loss on the derivative investment will not be offset by gains on another hedged investment. The fund is therefore directly exposed to the risks of that derivative. Gains or losses from derivative investments may be substantially greater than the derivative's original cost.

- ▶ *Availability Risk:* Derivatives may not be available to the fund upon acceptable terms. As a result, the fund may be unable to use derivatives for hedging or other purposes.

- ▶ *Credit Risk:* When the fund uses derivatives, it is subject to the risk that the other party to the agreement will not be able to perform.

- • *Structured Notes and Indexed Securities Risk:* Structured notes and indexed securities may be more volatile, less liquid and more difficult to accurately price than less complex fixed income investments. These securities generally expose the fund to credit risks equal to that of the underlying financial indicators. The interest rate or the principal amount payable upon maturity of a structured note or indexed security may go up or down depending on changes in the underlying indicators. Structured notes and indexed securities often are less liquid than other debt securities because they are typically sold in private placement transactions with no active trading market. A structured note or indexed security may be leveraged to the extent that any change in the interest rate or principal payable on the security is a multiple of the change in the underlying financial indicator. Leveraged structured notes and indexed securities have a greater degree of market risk than other types of debt obligations.

- • *Non-Diversified Status Risk:* Because the fund may invest its assets in a small number of issuers, the fund is more susceptible to any single economic, political or regulatory event affecting those issuers than is a diversified fund.

- • *Geographic Concentration Risk:* The fund may invest a substantial amount of its assets in issuers located in a single country or a limited number of countries. If the fund concentrates its investments in this manner, it assumes the risk that economic, political and social conditions in those countries will have a significant impact on its investment performance. The fund's investment performance may also be more volatile if it concentrates its investments in certain countries, especially emerging market countries.

- • *Liquidity Risk:* The fixed income securities purchased by the fund may be traded in the over-the-counter market rather than on an organized exchange and are subject to liquidity risk. This means that they may be harder to purchase or sell at a fair price.

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The inability to purchase or sell these fixed income securities at a fair price could have a negative impact on the fund's performance.

- *Active or Frequent Trading Risk:* The fund has engaged and may engage in active and frequent trading to achieve its principal investment strategies. This may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies, which would increase your tax liability. Frequent trading also increases transaction costs, which could detract from the fund's performance.

- As with any mutual fund, you could lose money on 0.y   investment in the fund.

An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

▶ Bar Chart and Performance Table

The bar chart and performance table below are intended to indicate some of the risks of investing in the fund by showing changes in the fund's performance over time. The performance table also shows how the fund's performance over time compares with that of one or more broad measures of market performance. The chart and table provide past performance information. The fund's past performance does not necessarily indicate how the fund will perform in the future. The performance information in the chart and table is based upon calendar year periods, while the performance information presented under the caption "Financial Highlights" and in the fund's shareholder reports is based upon the fund's fiscal year. Therefore, these performance results differ.

Bar Chart

The bar chart shows changes in the annual total returns of the fund's class A shares. The chart and related notes do not take into account any sales charges (loads) that you may be required to pay upon purchase or redemption of the fund's shares, but do include the reinvestment of distributions. Any sales charge will reduce 0.y return. The return of the fund's other classes of shares will differ from the class A returns shown in the bar chart, depending upon the expenses of those classes.



The total return for the fund's class A shares for the nine-month period ended September 30, 2000 was 15.33%. During the period shown in the bar chart, the highest

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quarterly return was 15.04% (for the calendar quarter ended December 31, 1999) and the lowest quarterly return was (2.10)% (for the calendar quarter ended September 30, 1999).

Performance Table

This table shows how the average annual total returns of each class of the fund compare to one or more broad measures of market performance and assumes the reinvestment of distributions.

Average Annual Total Returns as of December 31, 1999

	1 Year	Life*
Class A shares	23.37%	1.10%
Class B shares	N/A	N/A
Class C shares	N/A	N/A
J.P. Morgan Emerging Markets Bond Index Global†#	24.18%	4.13%
Average emerging markets debt fund††	24.51%	(3.63)%

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* Fund performance figures are for the period from the commencement of the fund's investment operations on March 17, 1998, through December 31, 1999. Class B and class C shares were not available for sale during the period. Index and Lipper average returns are from April 1, 1998.

† Source: Bloomberg

†† Source: Lipper Inc.

The J.P. Morgan Emerging Markets Bond Index Global is a broad based, unmanaged, total return index which measures the performance of U.S.-dollar-denominated debt instruments issued by emerging market sovereign and quasi-sovereign entities: Brady bonds, loans, Eurobonds, and local market instruments.

Class A share performance takes into account the deduction of the 5.75% maximum sales charge.

▶ **Expense Table**

This table describes the fees and expenses that you may pay when you buy, redeem and hold shares of the fund.

Shareholder Fees (fees paid directly from your investment):

	Class A	Class B	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price).....	5.75%	0.00%	0.00%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	See Below[1]	4.00%	1.00%

Annual Fund Operating Expenses (expenses that are deducted from fund assets):

	Class A	Class B	Class C
Management Fees	0.85%	0.85%	0.85%
Distribution and Service (12b-1) Fees[2]...........	0.35%	1.00%	1.00%
Other Expenses	3.63%	3.63%	3.63%
Total Annual Fund Operating Expenses...........	4.83%	5.48%	5.48%
Fee Waiver and/or Expense Reimbursement[3]..	(4.78)%	(4.43)%	(4.43)%
Net Expenses	0.05%	1.05%	1.05%

(1) An initial sales charge will not be deducted from your purchase if you buy $1 million or more of class A shares, or if you are investing through a retirement plan and your class A purchase meets certain requirements. However, in this case, a contingent deferred sales charge (referred to as a CDSC) of 1% may be deducted from your redemption proceeds if you redeem your investment within 12 months.

(2) The fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A, B and C shares and the services provided to you by your financial adviser (referred to as distribution and service fees).

(3) MFS has contractually agreed to waive the fund's management fee and, subject to reimbursement, to bear all of the fund's "Other Expenses" (after taking into account the expense offset arrangement described below). MFS will not be reimbursed for bearing expenses up to an expense limitation amount of 1.65%, but will be entitled to reimbursement by the fund for expenses borne above this amount. In addition, the fund's distributor MFS Fund Distributors, Inc., has contractually agreed to waive the fund's class A distribution and service fees. These contractual arrangements will continue until at least December 1, 2001, unless changed with the consent of the board of trustees which oversees the fund.

(4) The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the fund's expenses). Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account, "Net Expenses" would have been 0.00% for class A and 1.00% for classes B and C.

▶ Example of Expenses

These examples are intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The examples assume that:

- You invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods;
- Your investment has a 5% return each year and dividends and other distributions are reinvested; and
- The fund's operating expenses remain the same except the fund's total operating expenses are assumed to be the fund's "Net Expenses" for the first year, and the fund's "Total Annual Operating Expenses" for subsequent years (see table on previous Expense Summary page).

Although your actual costs may be higher or lower, under these assumptions your costs would be:

Share Class	Year 1	Year 3	Year 5	Year 10
Class A shares	$580	$1,537	$2,497	$4,913
Class B shares[1]				
Assuming redemption at end of period	$507	$1,541	$2,564	$5,001
Assuming no redemption	$107	$1,241	$2,364	$5,001
Class C shares				
Assuming redemption at end of period	$207	$1,241	$2,364	$5,124
Assuming no redemption	$107	$1,241	$2,364	$5,124

[1] Class B shares convert to class A shares approximately eight years after purchase; therefore, years nine and ten reflect class A expenses.

III   CERTAIN INVESTMENT STRATEGIES AND RISKS

▶ Further Information on Investment Strategies and Risks

The fund may invest in various types of securities and engage in various investment techniques and practices which are not the principal focus of the fund and therefore are not described in this Prospectus. The types of securities and investment techniques and practices in which the fund may engage, including the principal investment techniques and practices described above, are identified in Appendix A to this Prospectus, and are discussed, together with their risks, in the fund's Statement of Additional Information (referred to as the SAI), which you may obtain by contacting MFS Service Center, Inc. (see back cover for address and phone number).

▶ Temporary Defensive Policies

In addition, the fund may depart from its principal investment strategies by temporarily investing for defensive purposes when adverse market, economic or political conditions exist. While the fund invests defensively, it may not be able to pursue its investment objective. The fund's defensive investment position may not be effective in protecting its value.

IV   MANAGEMENT OF THE FUNDS

▶ Investment Adviser

Massachusetts Financial Services Company (referred to as MFS or the adviser) is the fund's investment adviser. MFS is America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924 and the founding of the first mutual fund, Massachusetts Investors Trust. Net assets under the management of the MFS organization were approximately $152.6 billion as of October 31, 2000. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

MFS provides investment management and related administrative services and facilities to the fund, including portfolio management and trade execution. For these services, the fund has contracted to pay MFS an annual management fee as set forth in the Expense Summary. For the fiscal year ended July 31, 2000, MFS waived its right to receive this fee as described under "Expense Summary."

▶ Portfolio Managers

The portfolio manager of the fund is Matthew W. Ryan, a Vice President of MFS. Mr. Ryan has been employed as a portfolio manager of the fund since July 1998 and as an analyst by the adviser since April 1997. From July 1993 to March 1997, Mr. Ryan worked as an economist with the U.S. Executive Director's Office of the International Monetary Fund. Mr. Ryan is also a Chartered Financial Analyst.

▶ Administrator

MFS provides the fund with certain financial, legal, compliance, shareholder communications and other administrative services. MFS is reimbursed by the fund for a portion of the costs it incurs in providing these services.

▶ Distributor

MFS Fund Distributors, Inc. (referred to as MFD), a wholly owned subsidiary of MFS, is the distributor of shares of the fund.

▶ Shareholder Servicing Agent

MFS Service Center, Inc. (referred to as MFSC), a wholly owned subsidiary of MFS, performs transfer agency and certain other services for the fund, for which it receives compensation from the fund.

V — DESCRIPTION OF SHARE CLASSES

The fund offers class A, B and C shares through this prospectus. The fund also offers an additional class of shares, class I shares, exclusively to certain institutional investors. Class I shares are made available through a separate prospectus supplement provided to institutional investors eligible to purchase them. Class A and Class I shares are the only classes presently available for sale.

▶ Sales Charges

You may be subject to an initial sales charge when you purchase, or a CDSC when you redeem, class A, B or C shares. These sales charges are described below. In certain circumstances, these sales charges are waived. These circumstances are described in the SAI. Special considerations concerning the calculation of the CDSC that apply to each of these classes of shares are described below under the heading "Calculation of CDSC."

If you purchase your fund shares through a financial adviser (such as a broker or bank), the adviser may receive commissions or other concessions which are paid from various sources, such as from the sales charges and distribution and service fees, or from MFS or MFD. These commissions and concessions are described in the SAI.

▶ Class A shares

You may purchase class A shares at net asset value plus an initial sales charge (referred to as the offering price), but in some cases you may purchase class A shares without an initial sales charge but subject to a 1% CDSC upon redemption within one year. Class A shares have annual distribution and service fees up to a maximum of 0.35% of net assets annually.

Purchases Subject to an Initial Sales Charge. The amount of the initial sales charge you pay when you buy class A shares differs depending upon the amount you invest, as follows:

Amount of Purchase	Sales Charge* as Percentage of:	
	Offering Price	Net Amount Invested
Less than $50,000	5.75%	6.10%
$50,000 but less than $100,000	4.75%	4.99%
$100,000 but less than $250,000	4.00%	4.17%
$250,000 but less than $500,000	2.95%	3.04%
$500,000 but less than $1,000,000	2.20%	2.25%
$1,000,000 or more	None**	None**

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* Because of rounding in the calculation of the offering price, actual sales charges you pay may be more or less than those calculated using these percentages.

** A 1% CDSC will apply to such purchases as described below.

Purchases Subject to a CDSC (but not an initial sales charge). You pay no initial sales charge when you invest $1 million or more in class A shares. However, a CDSC of 1% will be deducted from your redemption proceeds if you redeem within 12 months of your purchase.

In addition, purchases made under the following four categories are not subject to an initial sales charge. However, a CDSC of 1% will be deducted from redemption proceeds if the redemption is made within 12 months of purchase:

- Investments in class A shares by certain retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (referred to as ERISA), if, prior to July 1, 1996

    ▶ the plan had established an account with MFSC; and

    ▶ the sponsoring organization had demonstrated to the satisfaction of MFD that either;

        + the employer had at least 25 employees; or

        + the total purchases by the retirement plan of class A shares of the MFS Family of Funds (referred to as the MFS funds) would be in the amount of at least $250,000 within a reasonable period of time, as determined by MFD in its sole discretion.

- Investments in class A shares by certain retirement plans subject to ERISA, if

    ▶ the retirement plan and/or sponsoring organization participates in the MFS Corporate Plan Services 401(k) Plan or any similar recordkeeping system made available by MFSC (referred to as the MFS participant recordkeeping system);

    ▶ the plan establishes an account with MFSC on or after July 1, 1996; and

    ▶ the total purchases by the retirement plan (or by multiple plans maintained by the same plan sponsor) of class A shares of the MFS Funds will be in the amount of at least $500,000 within a reasonable period of time, as determined by MFD in its sole discretion.

- Investments in class A shares by certain retirement plans subject to ERISA, if

    ▶ the plan establishes an account with MFSC on or after July 1, 1996; and

    ▶ the plan has, at the time of purchase, either alone or in aggregate with other plans maintained by the same plan sponsor, a market value of $500,000 or more invested in shares of any class or classes of the MFS Funds.

    The retirement plans will qualify under this category only if the plans or their sponsoring organization informs MFSC prior to the purchases that the plans have a market value of $500,000 or more invested in shares of any class or classes of the MFS Funds; MFSC has no obligation independently to determine whether such plans qualify under this category; and

- Investments in class A shares by certain retirement plans subject to ERISA, if

  ▶ the plan established an account with MFSC between July 1, 1997 and December 31, 1999;

  ▶ the plan records are maintained on a pooled basis by MFSC; and

  ▶ the sponsoring organization demonstrates to the satisfaction of MFD that, at the time of purchase, the employer has at least 200 eligible employees and the plan has aggregate assets of at least $2,000,000.

▶ Class B shares

You may purchase class B shares at net asset value without an initial sales charge, but if you redeem your shares within the first six years you may be subject to a CDSC (declining from 4.00% during the first year to 0% after six years). Class B shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually.

The CDSC is imposed according to the following schedule:

Year of Redemption After Purchase	Contingent Deferred Sales Charge
First	4%
Second	4%
Third	3%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh and following	0%

If you hold class B shares for approximately eight years, they will convert to class A shares of the fund. All class B shares you purchased through the reinvestment of dividends and distributions will be held in a separate sub-account. Each time any class B shares in your account convert to class A shares, a proportionate number of the class B shares in the sub-account will also convert to class A shares.

▶ Class C Shares

You may purchase class C shares at net asset value without an initial sales charge, but if you redeem your shares within the first year you may be subject to a CDSC of 1.00%. Class C shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually. Class C shares do not convert to any other class of shares of the fund.

▶ Calculation of CDSC

As discussed above, certain investments in class A, B and C shares will be subject to a CDSC. Three different aging schedules apply to the calculation of the CDSC:

- Purchases of class A shares made on any day during a calendar month will age one month on the last day of the month, and each subsequent month.

- Purchases of class C shares, and purchases of class B shares on or after January 1, 1993, made on any day during a calendar month will age one year at the close of business on the last day of that month in the following calendar year, and each subsequent year.

- Purchases of class B shares prior to January 1, 1993 made on any day during a calendar year will age one year at the close of business on December 31 of that year, and each subsequent year.

No CDSC is assessed on the value of your account represented by appreciation or additional shares acquired through the automatic reinvestment of dividends or capital gain distributions. Therefore, when you redeem your shares, only the value of the shares in excess of these amounts (i.e., your direct investment) is subject to a CDSC.

The CDSC will be applied in a manner that results in the CDSC being imposed at the lowest possible rate, which means that the CDSC will be applied against the lesser of your direct investment or the total cost of your shares. The applicability of a CDSC will not be affected by exchanges or transfers of registration, except as described in the SAI.

▶ Distribution and Service Fees

The fund has adopted a plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A, B and C shares and the services provided to you by your financial adviser. These annual distribution and service fees may equal up to 0.35% for class A shares (a 0.10% distribution fee and a 0.25% service fee) and 1.00% for each of class B and class C shares (a 0.75% distribution fee and a 0.25% service fee), and are paid out of the assets of these classes. Over time, these fees will increase the cost of your shares and may cost you more than paying other types of sales charges. The fund's 0.35% class A distribution and service fees are currently being waived as described in the "Expense Summary."

VI   HOW TO PURCHASE, EXCHANGE AND REDEEM SHARES

You may purchase, exchange and redeem class A, B and C shares of the fund in the manner described below. In addition, you may be eligible to participate in certain investor services and programs to purchase, exchange and redeem these classes of shares, which are described in the next section under the caption "Investor Services and Programs."

▶ How to Purchase Shares

Initial Purchase. You can establish an account by having your financial adviser process your purchase. The minimum initial investment is $1,000. However, in the following circumstances the minimum initial investment is only $50 per account:

- if you establish an automatic investment plan;

- if you establish an automatic exchange plan; or

- if you establish an account under either:

    ▶ tax-deferred retirement programs (other than IRAs) where investments are made by means of group remittal statements; or

    ▶ employer sponsored investment programs.

The minimum initial investment for IRAs is $250 per account. The maximum investment in class C shares is $1,000,000 per transaction. Class C shares are not available for purchase by any retirement plan qualified under Section 401(a) or 403(b) of the Internal Revenue Code if the plan or its sponsor subscribes to certain recordkeeping services made available by MFSC, such as the MFS Corporate Plan Services 401(k) Plan.

Adding to Your Account. There are several easy ways you can make additional investments of at least $50 to your account:

- send a check with the returnable portion of your statement;

- ask your financial adviser to purchase shares on your behalf;

- wire additional investments through your bank (call MFSC first for instructions); or

- authorize transfers by phone between your bank account and your MFS account (the maximum purchase amount for this method is $100,000). You must elect this privilege on your account application if you wish to use it.

▶ How to Exchange Shares

You can exchange your shares for shares of the same class of certain other MFS funds at net asset value by having your financial adviser process your exchange request or by contacting MFSC directly. The minimum exchange amount is generally $1,000 ($50 for exchanges made under the automatic exchange plan). Shares otherwise subject to a CDSC will not be charged a CDSC in an exchange. However, when you redeem the shares

acquired through the exchange, the shares you redeem may be subject to a CDSC, depending upon when you originally purchased the shares you exchanged. For purposes of computing the CDSC, the length of time you have owned your shares will be measured from the date of original purchase and will not be affected by any exchange.

Sales charges may apply to exchanges made from the MFS money market funds. Certain qualified retirement plans may make exchanges between the MFS funds and the MFS Fixed Fund, a bank collective investment fund, and sales charges may also apply to these exchanges. Call MFSC for information concerning these sales charges.

Exchanges may be subject to certain limitations and are subject to the MFS Funds' policies concerning excessive trading practices, which are policies designed to protect the funds and their shareholders from the harmful effect of frequent exchanges. These limitations and policies are described below under the captions "Right to Reject or Restrict Purchase and Exchange Orders" and "Excessive Trading Practices." You should read the prospectus of the MFS fund into which you are exchanging and consider the differences in objectives, policies and rules before making any exchange.

▶ How to Redeem Shares

You may redeem your shares either by having your financial adviser process your redemption or by contacting MFSC directly. The fund sends out your redemption proceeds within seven days after your request is received in good order. "Good order" generally means that the stock power, written request for redemption, letter of instruction or certificate must be endorsed by the record owner(s) exactly as the shares are registered. In addition, you need to have your signature guaranteed and/or submit additional documentation to redeem your shares. See "Signature Guarantee/Additional Documentation" below, or contact MFSC for details (see back cover page for address and phone number).

Under unusual circumstances such as when the New York Stock Exchange is closed, trading on the Exchange is restricted or if there is an emergency, the fund may suspend redemptions or postpone payment. If you purchased the shares you are redeeming by check, the fund may delay the payment of the redemption proceeds until the check has cleared, which may take up to 15 days from the purchase date.

Redeeming Directly Through MFSC

- **By telephone.** You can call MFSC to have shares redeemed from your account and the proceeds wired or mailed (depending on the amount redeemed) directly to a pre-designated bank account. MFSC will request personal or other information from you and will generally record the calls. MFSC will be responsible for losses that result from unauthorized telephone transactions if it does not follow reasonable procedures designed to verify your identity. You must elect this privilege on your account application if you wish to use it.

- **By mail.** To redeem shares by mail, you can send a letter to MFSC with the name of your fund, your account number, and the number of shares or dollar amount to be sold.

Redeeming Through Your Financial Adviser. You can call your financial adviser to process a redemption on your behalf. Your financial adviser will be responsible for furnishing all necessary documents to MFSC and may charge you for this service.

Signature Guarantee/Additional Documentation. In order to protect against fraud, the fund requires that your signature be guaranteed in order to redeem your shares. Your signature may be guaranteed by an eligible bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency, or savings association. MFSC may require additional documentation for certain types of registrations and transactions. Signature guarantees and this additional documentation shall be accepted in accordance with policies established by MFSC, and MFSC may make certain de minimis exceptions to these requirements.

▶ Other Considerations

Right to Reject or Restrict Purchase and Exchange Orders. Purchases and exchanges should be made for investment purposes only. The MFS funds each reserve the right to reject or restrict any specific purchase or exchange request. Because an exchange request involves both a request to redeem shares of one fund and to purchase shares of another fund, the MFS funds consider the underlying redemption and purchase requests conditioned upon the acceptance of each of these underlying requests. Therefore, in the event that the MFS funds reject an exchange request, neither the redemption nor the purchase side of the exchange will be processed. When a fund determines that the level of exchanges on any day may be harmful to its remaining shareholders, the fund may delay the payment of exchange proceeds for up to seven days to permit cash to be raised through the orderly liquidation of its portfolio securities to pay the redemption proceeds. In this case, the purchase side of the exchange will be delayed until the exchange proceeds are paid by the redeeming fund.

Excessive Trading Practices. The MFS funds do not permit market-timing or other excessive trading practices. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. To minimize harm to the MFS funds and their shareholders, the MFS funds will exercise these rights if an investor has a history of excessive trading or if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.

Reinstatement Privilege. After you have redeemed shares, you have a one-time right to reinvest the proceeds within 90 days of the redemption at the current net asset value (without an initial sales charge).

For shareholders who exercise this privilege after redeeming class A or class C shares, if the redemption involved a CDSC, your account will be credited with the appropriate amount of the CDSC you paid; however, your new shares will still be subject to a CDSC for up to one year from the date you originally purchased the shares redeemed.

17

Until December 31, 2001, shareholders who redeem class B shares and then exercise their 90-day reinstatement privilege may reinvest their redemption proceeds either in

- class B shares, in which case any applicable CDSC you paid on the redemption will be credited to your account, and your new shares will be subject to a CDSC which will be determined from the date you originally purchased the shares redeemed, or

- class A shares, in which case the class A shares purchased will not be subject to a CDSC, but if you paid a CDSC when you redeemed your class B shares, your account will not be credited with the CDSC you paid.

After December 31, 2001, shareholders who exercise their 90-day reinstatement privilege after redeeming class B shares may reinvest their redemption proceeds only in class A shares as described as the second option above.

In-kind Distributions. The MFS funds have reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities (rather than cash). In the event that a fund makes an in-kind distribution, you could incur the brokerage and transaction charges when converting the securities to cash. None of the funds expects to make in-kind distributions, and if a fund does, it will pay, during any 90-day period, your redemption proceeds in cash up to either $250,000 or 1% of the fund's net assets, whichever is less.

Involuntary Redemptions/Small Accounts. Because it is costly to maintain small accounts, the MFS funds have generally reserved the right to automatically redeem shares and close your account when it contains less than $500 due to your redemptions or exchanges. Before making this automatic redemption, you will be notified and given 60 days to make additional investments to avoid having your shares redeemed.

As a shareholder of the fund, you have available to you a number of services and investment programs. Some of these services and programs may not be available to you if your shares are held in the name of your financial adviser or if your investment in the fund is made through a retirement plan.

▶ Distribution Options

The following distribution options are generally available to all accounts and you may change your distribution option as often as you desire by notifying MFSC:

- Dividend and capital gain distributions reinvested in additional shares *(this option will be assigned if no other option is specified)*;

- Dividend distributions in cash; capital gain distributions reinvested in additional shares; or

- Dividend and capital gain distributions in cash.

Reinvestments (net of any tax withholding) will be made in additional full and fractional shares of the same class of shares at the net asset value as of the close of business on the record date. Distributions in amounts less than $10 will automatically be reinvested in additional shares of the fund. If you have elected to receive distributions in cash, and the postal or other delivery service is unable to deliver checks to your address of record, or you do not respond to mailings from MFSC with regard to uncashed distribution checks, your distribution option will automatically be converted to having all distributions reinvested in additional shares. Your request to change a distribution option must be received by MFSC by the record date for a distribution in order to be effective for that distribution. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

▶ Purchase and Redemption Programs

For your convenience, the following purchase and redemption programs are made available to you with respect to class A, B and C shares, without extra charge:

Automatic Investment Plan. You can make cash investments of $50 or more through your checking account or savings account on any day of the month. If you do not specify a date, the investment will automatically occur on the first business day of the month.

Automatic Exchange Plan. If you have an account balance of at least $5,000 in any MFS fund, you may participate in the automatic exchange plan, a dollar-cost averaging program. This plan permits you to make automatic monthly or quarterly exchanges from your account in an MFS fund for shares of the same class of shares of other MFS funds. You may make exchanges of at least $50 to up to six different funds under this plan. Exchanges will generally be made at net asset value without any sales charges. If you exchange shares out of the MFS Money Market Fund or MFS Government Money Market Fund, or if you exchange class A shares out of the MFS Cash Reserve Fund, into class

A shares of any other MFS fund, you will pay the initial sales charge if you have not already paid this charge on these shares.

Reinvest Without a Sales Charge. You can reinvest dividend and capital gain distributions into your account without a sales charge to add to your investment easily and automatically.

Distribution Investment Program. You may purchase shares of any MFS fund without paying an initial sales charge or a CDSC upon redemption by automatically reinvesting a minimum of $50 of dividend and capital gain distributions from the same class of another MFS fund.

Letter of Intent (LOI). If you intend to invest $50,000 or more in the MFS funds (including the MFS Fixed Fund) within 13 months, you may buy class A shares of the funds at the reduced sales charge as though the total amount were invested in class A shares in one lump sum. If you intend to invest $1 million or more under this program, the time period is extended to 36 months. If the intended purchases are not completed within the time period, shares will automatically be redeemed from a special escrow account established with a portion of your investment at the time of purchase to cover the higher sales charge you would have paid had you not purchased your shares through this program.

Right of Accumulation. You will qualify for a lower sales charge on your purchases of class A shares when your new investment in class A shares, together with the current (offering price) value of all your holdings in the MFS funds (including the MFS Fixed Fund), reaches a reduced sales charge level.

Systematic Withdrawal Plan. You may elect to automatically receive (or designate someone else to receive) regular periodic payments of at least $100. Each payment under this systematic withdrawal is funded through the redemption of your fund shares. For class B and C shares, you can receive up to 10% (15% for certain IRA distributions) of the value of your account through these payments in any one year (measured at the time you establish this plan). You will incur no CDSC on class B and C shares redeemed under this plan. For class A shares, there is no similar percentage limitation; however, you may incur the CDSC (if applicable) when class A shares are redeemed under this plan.

▶ **Pricing of Fund Shares**

The price of each class of the fund's shares is based on its net asset value. The net asset value of each class of shares is determined at the close of regular trading each day that the New York Stock Exchange is open for trading (generally, 4:00 p.m., Eastern time) (referred to as the valuation time). The New York Stock Exchange is closed on most national holidays and Good Friday. To determine net asset value, the fund values its assets at current market values, or at fair value as determined by the adviser under the direction of the Board of Trustees that oversees the fund if current market values are unavailable. Fair value pricing may be used by the fund when current market values are unavailable or when an event occurs after the close of the exchange on which the fund's portfolio securities are principally traded that is likely to have changed the value of the securities. The use of fair value pricing by a fund may cause the net asset value of its shares to differ significantly from the net asset value that would be calculated using current market values.

You will receive the net asset value next calculated, after the deduction of applicable sales charges and any required tax withholding, if your order is complete (has all required information) and MFSC receives your order by:

- the valuation time, if placed directly by you (not through a financial adviser such as a broker or bank) to MFSC; or

- MFSC's close of business, if placed through a financial adviser, so long as the financial adviser (or its authorized designee) received your order by the valuation time.

The fund invests in certain securities which are primarily listed on foreign exchanges that trade on weekends and other days when the fund does not price its shares. Therefore, the value of the fund's shares may change on days when you will not be able to purchase or redeem the fund's shares.

▶ **Distributions**

The fund intends to pay substantially all of its net income (including net realized capital gains) to shareholders as dividends at least annually.

▶ **Tax Considerations**

The following discussion is very general. You are urged to consult your own tax advisor regarding the effect that an investment in a fund may have on your particular tax situation.

Taxability of Distributions. As long as the fund qualifies for treatment as a regulated investment company (which the fund has in the past and intends to do in the future), it pays no federal income tax on the earnings it distributes to shareholders.

You will normally have to pay federal income taxes, and any state or local taxes, on the distributions you receive from the fund, whether you take the distributions in cash or reinvest them in additional shares. Distributions designated as capital gain dividends are taxable as

long-term capital gains. Other distributions are generally taxable as ordinary income. Some dividends paid in January may be taxable as if they had been paid the previous December.

The Form 1099 that is mailed to you every January details your distributions and how they are treated for federal tax purposes.

The fund's distributions will reduce the fund's net asset value per share. Therefore, if you buy shares shortly before the record date of a distribution, you may pay the full price for the shares and then effectively receive a portion of the purchase price back as a taxable distribution.

If you are neither a citizen nor a resident of the U.S., the fund will withhold U.S. federal income tax at the rate of 30% on taxable dividends and other payments that are subject to such withholding. You may be able to arrange for a lower withholding rate under an applicable tax treaty if you supply the appropriate documentation required by the applicable fund. The fund is also required in certain circumstances to apply backup withholding at the rate of 31% on taxable dividends and redemption proceeds paid to any shareholder (including a shareholder who is neither a citizen nor a resident of the U.S.) who does not furnish to the fund certain information and certifications or who is otherwise subject to backup withholding. Backup withholding will not, however, be applied to payments that have been subject to 30% withholding. Prospective investors in the fund should read the fund's Account Application for additional information regarding backup withholding of federal income tax.

Taxability of Transactions. When you redeem, sell or exchange shares, it is generally considered a taxable event for you. Depending on the purchase price and the sale price of the shares you redeem, sell or exchange, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transaction.

▶ Unique Nature of Funds

MFS may serve as the investment adviser to other funds which have investment goals and principal investment policies and risks similar to those of the fund, and which may be managed by the fund's portfolio manager(s). While the fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between the funds, including differences in sales charges, expense ratios and cash flows.

▶ Provision of Annual and Semiannual Reports

The fund produces financial reports every six months and updates its prospectus annually. To avoid sending duplicate copies of materials to households, only one copy of the fund's annual and semiannual report and prospectus will be mailed to shareholders having the same residential address on the fund's records. However, any shareholder may contact MFSC (see back cover for address and phone number) to request that copies of these reports and prospectuses be sent personally to that shareholder.

IX   FINANCIAL HIGHLIGHTS

The financial highlights tables are intended to help you understand the fund's financial performance since the commencement of the fund's investment operations on March 17, 1998. Certain information reflects financial results for a single fund share. The total returns in the tables represent the rate which an investor would have earned (or lost) on an investment in the fund (assuming reinvestment of all distributions). This information has been audited by the fund's independent auditors, whose report, together with the fund's financial statements, are included in the fund's Annual Report to shareholders. The fund's Annual Report is available upon request by contacting MFSC (see back cover for address and telephone number). These financial statements are incorporated by reference into the SAI. The funds' independent auditors are Ernst & Young LLP.

MFS Emerging Markets Debt Fund
Class A

	Year Ended July 31, 2000	Year Ended July 31, 1999	Period Ended July 31, 1998*
Per share data (for a share outstanding throughout each period):			
Net asset value — beginning of period	$ 8.52	$ 9.58	$10.00
Income from investment operations# —			
Net investment income§	$ 1.09	$ 0.81	$ 0.25
Net realized and unrealized loss on investments and foreign currency transactions	1.77	(1.31)	(0.67)
Total from investment operations	$ 2.86	$ (0.50)	$ (0.42)
Less distributions declared to shareholders from net investment income	$ (0.98)	$ (0.56)	$ —
Net asset value — end of period	$10.40	$ 8.52	$ 9.58
Total return	34.86%	(4.06)%	(4.20)%††
Ratios (to average net assets)/Supplemental data§:			
Expenses##	0.05%	1.56%	1.70%†
Net investment income	11.64%	10.09%	6.65%†
Portfolio turnover	338%	449%	68%
Net assets at end of period (000 omitted)	$1,240	$1,018	$ 959

---

§ Prior to July 1, 1999, subject to reimbursement by the fund, the investment adviser agreed to pay the other expenses of the fund, exclusive of management and distribution fees. The fund in turn paid a reimbursement fee of 1.65% of the average daily net assets. Effective July 1, 1999, MFS temporarily agreed to waive its right to receive the reimbursement fee. In addition, the investment adviser and the distributor voluntarily waived their fees for the periods indicated. To the extent actual expenses were over this limitation and the waivers had not been in place, the net investment income per share and the ratios would have been:

Net investment income	$0.65	$0.54	$0.06
Ratios (to average net assets):			
Expenses##	4.73%	4.88%	6.89%†
Net investment income	6.96%	6.77%	1.46%†

---

* For the period from the commencement of the fund's investment operations, March 17, 1998, through July 31, 1998.

† Annualized.

†† Not annualized.

\# Per share data are based on average shares outstanding.

\## The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. The fund's expenses are calculated without reduction for this expense offset arrangement.

▶ Investment Techniques and Practices

In pursuing its investment objective, the MFS Emerging Markets Debt Fund may engage in the following principal and non-principal investment techniques and practices. Investment techniques and practices which are the principal focus of the fund are described, together with their risks, in the Risk Return Summary of the Prospectus. Both principal and non-principal investment techniques and practices are described, together with their risks, in the SAI.

Investment Techniques/Practices

Symbols	✔ permitted		— not permitted
Debt Securities		Inverse Floating Rate Obligations	✔
Asset-Backed Securities		*Investment in Other Investment*	
Collateralized Mortgage Obligations and Multiclass Pass-Through Securities	—	*Companies*	
		Open-End Funds	✔
Corporate Asset-Backed Securities	✔	Closed-End Funds	✔
Mortgage Pass-Through Securities	✔	Lending of Portfolio Securities	✔
Stripped Mortgage-Backed Securities	—	*Leveraging Transactions*	
Corporate Securities	✔	Bank Borrowings	—
Loans and Other Direct Indebtedness	✔	Mortgage "Dollar-Roll" Transactions	—
Lower Rated Bonds	✔	Reverse Repurchase Agreements	—
Municipal Bonds	—	*Options*	
Speculative Bonds	✔	Options on Foreign Currencies	✔
U.S. Government Securities	✔	Options on Futures Contracts	✔
Variable and Floating Rate Obligations	✔	Options on Securities	✔
		Options on Stock Indices	✔
Zero Coupon Bonds, Deferred Interest Bonds and PIK Bonds	✔	Reset Options	✔
		"Yield Curve" Options	✔
Equity Securities	—	Repurchase Agreements	✔
Foreign Securities Exposure		Restricted Securities	✔
Brady Bonds	✔	Short Sales	—
Depositary Receipts	✔	Short Sales Against the Box	—
Dollar-Denominated Foreign Debt Securities	✔	Short Term Instruments	✔
Emerging Markets	✔	Swaps and Related Derivative Instruments	✔
Foreign Securities	✔	Temporary Borrowings	✔
Forward Contracts	✔	Temporary Defensive Positions	✔
Futures Contracts	✔	Warrants	✔
Indexed Securities/Structured Products	✔	"When-issued" Securities	✔

MFS Emerging Markets Debt Fund

If you want more information about the fund, the following documents are available free upon request:

Annual/Semiannual Reports. These reports contain information about the fund's actual investments. Annual reports discuss the effect of recent market conditions and the fund's investment strategy on the fund's performance during its last fiscal year.

Statement of Additional Information (SAI). The SAI, dated December 1, 2000, provides more detailed information about the fund and is incorporated into this prospectus by reference.

You can get free copies of the annual/semiannual reports, the SAI and other information about the fund, and make inquiries about the fund, by contacting:

MFS Service Center, Inc.
2 Avenue de Lafayette
Boston, MA 02111-1738
Telephone: **1-800-225-2606**
Internet: **http://www.mfs.com**

Information about the fund (including its prospectus, SAI and shareholder reports) can be reviewed and copied at the:

Public Reference Room
Securities and Exchange Commission
Washington, D.C., 20549-0102

Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Reports and other information about the fund are available on the EDGAR Databases on the Commission's Internet website at **http://www.sec.gov,** and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section at the above address.

The fund's Investment Company Act file number is 811-4492



We invented the mutual fund®

MFS® EMERGING MARKETS DEBT FUND

A series of MFS Series Trust X
500 Boylston Street, Boston, MA 02116
(617) 954-5000

Statement of Additional Information

DECEMBER 1, 2000

This Statement of Additional Information, as amended or supplemented from time to time (the "SAI"), sets forth information which may be of interest to investors but which is not necessarily included in the Fund's Prospectus dated December 1, 2000. This SAI should be read in conjunction with the Prospectus. The Fund's financial statements are incorporated into this SAI by reference to the Fund's most recent Annual Report to shareholders. A copy of the Fund's Annual Report accompanies this SAI. You may obtain a copy of the Fund's Prospectus and Annual Report without charge by contacting MFS Service Center, Inc. (see back cover of Part II of this SAI for address and phone number).

This SAI is divided into two Parts — Part I and Part II. Part I contains information that is particular to the Fund, while Part II contains information that generally applies to each of the funds in the MFS Family of Funds (the "MFS Funds"). Each Part of the SAI has a variety of appendices which can be found at the end of Part I and Part II, respectively.

This SAI is NOT a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus.

INC-13-X12c 11/00 300

Statement of Additional Information

PART I

Part I of this SAI contains information that is particular to the Fund.

I DEFINITIONS

"Fund" — MFS Emerging Markets Debt Fund, a series of the Trust.

"Trust" — MFS Series Trust X, a Massachusetts business Trust organized in 1985. The Trust has changed its name several times during the past several years. The Trust was previously known as MFS Government Mortgage Fund prior to June 2, 1995, MFS Government Income Plus Fund prior to March 1, 1993, MFS Government Income Plus Trust prior to August 3, 1992 and MFS Government Securities High Yield Trust prior to October 16, 1989.

"MFS" or the "Adviser" — Massachusetts Financial Services Company, a Delaware corporation.

"MFD" — MFS Fund Distributors, Inc., a Delaware corporation.

"MFSC" — MFS Service Center, Inc., a Delaware corporation.

"Prospectus" — The Prospectus of the Fund, dated December 1, 2000, as amended or supplemented from time to time.

II MANAGEMENT OF THE FUND

The Fund
MFS Emerging Markets Debt Fund is a non-diversified series of the Trust.

The Trust is an open-end management investment company.

The Fund and its Adviser and Distributor have adopted a code of ethics as required under the Investment Company Act of 1940 ("the 1940 Act"). Subject to certain conditions and restrictions, this code of ethics permits personnel subject to the code to invest in securities for their own accounts, including securities that may be purchased, held or sold by the Fund. Securities transactions by some of these persons may be subject to prior approval of the Adviser's Compliance Department. Securities transactions of certain personnel are subject to quarterly reporting and review requirements. The code is on public file with, and is available from, the SEC. See the back cover of the prospectus for information on obtaining a copy.

Trustees and Officers — Identification and Background
The identification and background of the Trustees and officers of the Trust are set forth in *Appendix A* of this Part I.

Trustee Compensation
Compensation paid to the non-interested Trustees and to Trustees who are not officers of the Trust, for certain specified periods, is set forth in *Appendix B* of this Part I.

Affiliated Service Provider Compensation
Compensation paid by the Fund to its affiliated service providers — to MFS, for investment advisory and administrative services, and to MFSC, for transfer agency services — for certain specified periods is set forth in *Appendix C* to this Part I.

MFS has agreed to waive certain of the Fund's expenses, as described in the "Expense Summary" of the Prospectus.

III SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

Sales Charges
Sales charges paid in connection with the purchase and sale of Fund shares for certain specified periods are set forth in *Appendix D* to this Part I, together with the Fund's schedule of dealer reallowances.

Distribution Plan Payments
Payments made by the Fund under the Distribution Plan for its most recent fiscal year end are set forth in *Appendix D* to this Part I.

IV PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage commissions paid by the Fund for certain specified periods, and information concerning purchases by the Fund of securities issued by its regular broker-dealers for its most recent fiscal year, are set forth in *Appendix E* to this Part I.

Broker-dealers may be willing to furnish statistical, research and other factual information or services ("Research") to the Adviser for no consideration other than brokerage or underwriting commissions. Securities may be bought or sold from time to time through such broker-dealers, on behalf of the Fund. The Trustees (together with the Trustees of certain other MFS Funds) have directed the Adviser to allocate a total of $43,800 of commission business from certain MFS Funds (including the Fund) to the Pershing Division of Donaldson, Lufkin & Jenrette as consideration for the annual renewal of certain publications provided by Lipper Analytical Securities Corporation (which provides information useful to the Trustees in reviewing the relationship between the Fund and the Adviser).

V SHARE OWNERSHIP

Information concerning the ownership of Fund shares by Trustees and officers of the Trust as a group, by investors who control the Fund, if any, and by investors who own 5% or more of any class of Fund shares, if any, is set forth in *Appendix F* to this Part I.

VI PERFORMANCE INFORMATION

Performance information, as quoted by the Fund in sales literature and marketing materials, is set forth in *Appendix G* to this Part I.

VII INVESTMENT TECHNIQUES, PRACTICES, RISKS AND RESTRICTIONS

Investment Techniques, Practices and Risks

The investment objective and principal investment policies of the Fund are described in the Prospectus. In pursuing its investment objective and principal investment policies, the Fund may engage in a number of investment techniques and practices, which involve certain risks. These investment techniques and practices, which may be changed without shareholder approval unless indicated otherwise, are identified in *Appendix A* to the Prospectus, and are more fully described, together with their associated risks, in Part II of this SAI. The following percentage limitations as a percentage of the Fund's net assets apply to these investment techniques and practices:

Investment Limitation	Percentage Limitation (based on net assets)
Emerging Market Securities:	100%
Lower Rated Securities:	100%
Securities Lending:	30%

Investment Restrictions

The Fund has adopted the following restrictions which cannot be changed without the approval of the holders of a majority of the Fund's shares (which, as used in this SAI, means the lesser of (i) more than 50% of the outstanding shares of the Trust or a series or class, as applicable or (ii) 67% or more of the outstanding shares of the Trust or a series or class, as applicable, present at a meeting at which holders of more than 50% of the outstanding shares of the Trust or a series or class, as applicable are represented in person or by proxy).

Except for Investment Restriction (1) and nonfundamental investment policy (1), these investment restrictions and policies are adhered to at the time of purchase or utilization of assets; a subsequent change in circumstances will not be considered to result in a violation of any of the restrictions. In the event of a violation of nonfundamental investment policy (1), the Fund will reduce the percentage of its assets invested in illiquid investments in due course, taking into account the best interests of shareholders.

Terms used below (such as Options and Futures Contracts) are defined in Part II of this SAI.

The Fund may not:

(1) borrow amounts in excess of 33⅓% of its total assets including amounts borrowed;

(2) underwrite securities issued by other persons except insofar as each Fund may technically be deemed an underwriter under the Securities Act of 1933 in selling a portfolio security;

(3) issue any senior securities except as permitted by the Investment Company Act of 1940, as amended, (the "1940 Act"); for purposes of this restriction, collateral arrangements with respect to any type of option (including Options on Futures Contracts, Options, Options on Indices and Options on Foreign Currencies), short sale, Forward Contracts, Futures Contracts, any other type of futures contract, and collateral arrangements with respect to initial and variation margin, are not deemed to be the issuance of a senior security;

(4) make loans to other persons; for these purposes, the purchase of short-term commercial paper, the purchase of a portion or all of an issue of debt securities, the lending of portfolio securities, or the investment of a Fund's assets in repurchase agreements, shall not be considered the making of a loan;

(5) purchase or sell real estate (including limited partnership interests but excluding securities secured by real estate or interests therein and securities of companies, such as real estate investment trusts, which deal in real estate or interests therein), interests in oil, gas or mineral leases, commodities or commodity contracts (excluding Options, Options on Futures Contracts, Options on Stock Indices, Options on Foreign Currency and any other type of option, Futures Contracts, any other type of futures contract, and Forward Contracts) in the ordinary course of its business. Each Fund reserves the freedom of action to hold and to sell real estate, mineral leases, commodities or commodity contracts (including Options, Options on Futures Contracts, Options on Stock Indices, Options on Foreign Currency and any other type of option, Futures Contracts, any other type of futures contract, and Forward Contracts) acquired as a result of the ownership of securities; or

(6) purchase any securities of an issuer of a particular industry, if as a result, more than 25% of its gross assets would be invested in securities of issuers whose principal business activities are in the same industry (except obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities and repurchase agreements collateralized by such obligations).

In addition, the Fund has the following nonfundamental policies which may be changed without shareholder approval:

The Fund will not:

(1) invest in illiquid investments, including securities subject to legal or contractual restrictions on resale or for which there is no readily available market (*e.g.*, trading in the security is suspended, or, in the case of unlisted securities, where no market exists), if more than 15% of a Fund's net assets (taken at market value) would be invested in such securities. Repurchase agreements maturing in more than seven days will be deemed to be illiquid for purposes of a Fund's limitation on investment in illiquid securities. Securities that are not registered under the 1933 Act and sold in reliance on Rule 144A thereunder, but are determined to be liquid by the Trust's Board of Trustees (or its delegee), will not be subject to this 15% limitation;

(2) invest for the purpose of exercising control or management;

(3) pledge, mortgage or hypothecate in excess of 33⅓% of its total assets; for purposes of this restriction, collateral arrangements with respect to any type of option (including Options on Futures Contracts, Options, Options on Indices and Options on Foreign Currencies), any short sale, any type of futures contract (including Futures Contracts), Forward Contracts and payments of initial and variation margin in connection therewith, are not considered a pledge of assets; or

(4) purchase any securities of an issuer of a particular industry, if as a result, 25% or more of its total assets would be invested in securities of issuers whose principal business activities are in the same industry (except obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities and repurchase agreements collateralized by such obligations).

VIII TAX CONSIDERATIONS

For a discussion of tax considerations, see Part II of this SAI.

IX INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS

Ernst & Young LLP are the Fund's independent auditors, providing audit services, tax services, and assistance and consultation with respect to the preparation of filings with the Securities and Exchange Commission.

The Portfolio of Investments and the Statement of Assets and Liabilities at July 31, 2000, the Statement of Operations for the year ended July 31, 2000, the Statement of Changes in Net Assets for the year ended July 31, 1999 and the year ended July 31, 2000, the Notes to Financial Statements and the Report of the Independent Auditors, each of which is included in the Annual Report to Shareholders of the Fund, are incorporated by reference into this SAI in reliance upon the report of Ernst & Young LLP, independent auditors, given upon their authority as experts in accounting and auditing. A copy of the Annual Report accompanies this SAI.

TRUSTEES AND OFFICERS — IDENTIFICATION AND BACKGROUND

The Trustees and officers of the Trust are listed below, together with their principal occupations during the past five years. (Their titles may have varied during that period.)

Trustees

JEFFREY L. SHAMES* Chairman and President (born 6/2/55)
Massachusetts Financial Services Company, Chairman and Chief Executive Officer

J. ATWOOD IVES (born 5/1/36)
Private Investor; Eastern Enterprises (diversified services company), Chairman, Trustee and Chief Executive Officer (until November, 2000); KeySpan Corporation (energy related services), Director
Address: Weston, Massachusetts

LAWRENCE T. PERERA (born 6/23/35)
Hemenway & Barnes (attorneys), Partner
Address: Boston, Massachusetts

WILLIAM J. POORVU (born 4/10/35)
Harvard University Graduate School of Business Administration, Adjunct Professor; CBL & Associates Properties, Inc. (real estate investment trust), Director; The Baupost Fund (a mutual fund), Vice Chairman and Trustee
Address: Cambridge, Massachusetts

CHARLES W. SCHMIDT (born 3/18/28)
Private Investor; IT Group, Inc. (diversified environmental services and consulting), Director
Address: Weston, Massachusetts

ARNOLD D. SCOTT* (born 12/16/42)
Massachusetts Financial Services Company, Senior Executive Vice President, Director

ELAINE R. SMITH (born 4/25/46)
Independent Consultant
Address: Weston, Massachusetts

DAVID B. STONE (born 9/2/27)
North American Management Corp. (investment adviser), Chairman and Director
Address: Boston, Massachusetts

Officers

STEPHEN E. CAVAN,* Secretary and Clerk (born 11/6/53)
Massachusetts Financial Services Company, Senior Vice President, General Counsel and Secretary

JAMES R. BORDEWICK, JR.,* Assistant Clerk and Assistant Secretary (born 3/6/59)
Massachusetts Financial Services Company, Senior Vice President and Associate General Counsel

JAMES O. YOST,* Treasurer (born 6/12/60) Massachusetts Financial Services Company, Senior Vice President

MARK E. BRADLEY,* Assistant Treasurer (born 11/23/59)
Massachusetts Financial Services Company, Vice President (since March 1997); Putnam Investments, Vice President (from September 1994 until March 1997); Ernst & Young, Senior Tax Manager (until September 1994)

ELLEN MOYNIHAN,* Assistant Treasurer (born 11/13/57)
Massachusetts Financial Services Company, Vice President (since September 1996); Deloitte & Touche LLP, Senior Manager (until September 1996)

LAURA F. HEALY*, Assistant Treasurer (born 3/20/64)
Massachusetts Financial Services Company, Vice President (since December 1996); State Street Bank Fund Administration Group, Assistant Vice President (prior to December 1996)

ROBERT R. FLAHERTY,* Assistant Treasurer (born 9/18/63)
Massachusetts Financial Services Company, Vice President (since August 2000); UAM Fund Services, Senior Vice President (since 1996); Chase Global Fund Services, Vice President (1995 to 1996)

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* "Interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Adviser, whose address is 500 Boylston Street, Boston, Massachusetts 02116.

Each Trustee and officer holds comparable positions with certain MFS affiliates or with certain other Funds of which MFS or a subsidiary is the investment adviser or distributor. Messrs. Shames and Scott, Directors of MFD, and Mr. Cavan, the Secretary of MFD, hold similar positions with certain other MFS affiliates.

TRUSTEE COMPENSATION

While the Fund pays the compensation of non-interested Trustees and of Trustees who are not officers of the Trust, the Trustees are currently waiving their rights to receive such fees. In addition, the Trust has a retirement plan for these Trustees as described under the caption "Management of the Fund — Trustee Retirement Plan" in Part II. The Retirement Age under the plan is 73.

Trustee Compensation Table

Trustee	Trustee Fees from Fund(1)	Retirement Benefit Accrued as Part of Fund Expenses(1)	Estimated Credited Years of Service(2)	Total Trustee Fees from Fund and Fund Complex(3)
J. Atwood Ives	$0	$0	11	$132,623
Lawrence T. Perera	0	0	10	144,098
William J. Poorvu	0	0	10	141,338
Charles W. Schmidt	0	0	3	137,678
Arnold D. Scott	0	0	N/A	N/A
Jeffrey L. Shames	0	0	N/A	N/A
Elaine R. Smith	0	0	21	144,098
David B. Stone	0	0	3	151,418

(1) For the fiscal year ended July 31, 2000.

(2) Based upon normal retirement age (73). (Age 74 for Mr. Stone)

(3) Information provided is for calendar year 1999. All Trustees served as Trustees of 34 Funds within the MFS Fund complex (having aggregate net assets at December 31, 1999, of approximately $58.6 billion).

Estimated Annual Benefits Payable by Fund Upon Retirement[4]

Average Trustee Fees	Years of Service			
	3	5	7	10 or more
$0	$0	$0	$0	$0

(4) Other funds in the MFS Fund complex provide retirement benefits to the Trustees. The fees for the Fund are currently being waived by the Trustees.

AFFILIATED SERVICE PROVIDER COMPENSATION

The Fund paid compensation to its affiliated service providers over the specified periods as follows:

Fiscal Year Ended	Paid to MFS for Advisory Services	Amount Waived By MFS	Paid to MFS for Administrative Services	Paid To MFSC for Transfer Agency Services	Amount Waived by MFSC	Aggregate Amount Paid To MFS and MFSC
July 31, 2000	$0	$10,930	$178	$1,285	$0	$1,463
July 31, 1999	$0	$ 7,617	$164	$ 969	$0	$1,133
July 31, 1998	$0	$ 3,144	$ 54	$ 410	$0	$ 464

SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

Sales Charges

The following sales charges were paid during the specified periods:

	Class A Initial Sales Charges:			CDSC Paid to MFD on:		
Fiscal Year End	Total	Retained By MFD	Reallowed to Dealers	Class A Shares	Class B Shares	Class C Shares
July 31, 2000	$0	$0	$0	$0	$0	$0
July 31, 1999	0	0	0	0	0	0
July 31, 1998	0	0	0	0	0	0

Dealer Reallowances

As shown above, MFD pays (or "reallows") a portion of the Class A initial sales charge to dealers. The dealer reallowance as expressed as a percentage of the Class A shares' offering price is:

Amount of Purchase	Dealer Reallowance as a percent of Offering Price
Less than $50,000	5.00%
$50,000 but less than $100,000	4.00%
$100,000 but less than $250,000	3.20%
$250,000 but less than $500,000	2.25%
$500,000 but less than $1,000,000	1.70%
$1,000,000 or more	None*

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*   A CDSC will apply to such purchase.

Distribution Plan Payments

The Fund has not made payments under the Distribution Plan as of the date of this SAI.

Distribution plan payments retained by MFD are used to compensate MFD for commissions advanced by MFD to dealers upon sale of fund shares.

PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage Commissions
• •

The following brokerage commission were paid by the Fund during the specified time periods:

Fiscal Year End	Brokerage Commissions Paid by Fund
July 31, 2000	$0
July 31, 1999	0
July 31, 1998	0

Securities Issued By Regular Broker-Dealers
• •

During the fiscal year ended July 31, 2000, the Fund purchased securities issued by the following regular broker-dealers of the Fund, which had the following values as of July 31, 2000:

Broker-Dealer	Value of Securities as of July 31, 2000
None	Not Applicable

SHARE OWNERSHIP

Ownership By Trustees and Officers

As of October 31, 2000, the Trustees and officers of the Trust as a group owned less than 1% of any class of the Fund's shares, not including 16,852 class I shares of the Fund (which represent approximately 99.89% of the outstanding class I shares of the Fund) owned of record by certain employee benefit plans of MFS of which Messrs. Shames and Scott are Trustees.

25% or Greater Ownership

The following table identifies those investors who own 25% or more of a Fund's shares (all share classes taken together) and are therefore presumed to control that Fund:

Name and Address of Investor	Jurisdiction of Organization (If A Company)	Percentage Ownership
MFS Fund Distributors Inc C/O MA Financial Services Company Attn Thomas B Hastings 500 Boylston St Ste 15 Boston MA 02116-3740	Delaware	87.60% of Fund

5% or Greater Ownership of Share Class

The following table identifies those investors who own 5% or more of any class of a Fund's shares:

Name and Address of Investor Ownership	Percentage
MFS Fund Distributors Inc C/O MA Financial Services Company Attn Thomas B Hastings 500 Boylston St Ste 15 Boston MA 02116-3740	99.98% of Class A Shares
TRS MFS Def Contribution Plan C/O Mark Leary Mass Financial Services 500 Boylston Street Boston MA 02116-3740	99.89% of Class I Shares

PERFORMANCE INFORMATION

• •

All performance quotations are as of July 31, 2000:

	Average Annual Total Returns			Actual 30-Day Yield (Including Any Waivers)	30-Day Yield (Without Any Waivers)	Current Distribution Rate†
	1 Year	5 Years	Life of Fund*			
Class A Shares, with initial sales charge (5.75%)	27.11%	N/A	6.78%	12.69%	7.74%	8.71%
Class A Shares, at net asset value	34.86%	N/A	9.47%	N/A	N/A	N/A
Class B Shares, with CDSC (declining over 6 years from 4% to 0%)	N/A	N/A	N/A	N/A	N/A	N/A
Class B Shares, at net asset value	N/A	N/A	N/A	N/A	N/A	N/A
Class C Shares, with CDSC (1% for first year)	N/A	N/A	N/A	N/A	N/A	N/A
Class C Shares, at net asset value	N/A	N/A	N/A	N/A	N/A	N/A
Class I Shares, at net asset value	34.73%	N/A	9.43%	12.70%	8.11%	9.25%

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* From the commencement of the fund's investment operations on March 17, 1998.

† Annualized, based upon the last distribution.

The Fund commenced investment operations on March 17, 1998 with the offering of class A shares and class I shares.

Performance results include any applicable expense subsidies and waivers, which may cause the results to be more favorable.

INVESTMENT ADVISER

MFS Investment Management®
500 Boylston Street, Boston, MA 02116
(617) 954-5000

DISTRIBUTOR

MFS Fund Distributors, Inc.
500 Boylston Street, Boston, MA 02116
(617) 954-5000

CUSTODIAN AND DIVIDEND DISBURSING AGENT

State Street Bank and Trust Company
225 Franklin Street, Boston, MA 02110

SHAREHOLDER SERVICING AGENT

MFS Service Center, Inc.
2 Avenue de Lafayette, Boston, MA 02111-1738
Toll free: (800) 225-2606

MAILING ADDRESS:

P.O. Box 2281, Boston, MA 02107-9906

INDEPENDENT AUDITORS

Ernst & Young LLP
200 Clarendon Street, Boston, MA 02110



We invented the mutual fund®

500 Boylston Street, Boston, MA 02116